
05007176

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jardine Matheson

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2963 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	AR/S	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	SUPPL	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DAT : 4/12/05

Jardine Matheson

Annual Report 2004




Jardines

Highlights

Underlying Profit Contribution from Core Businesses in 2004*

By Business

Business	%
Jardine Pacific	20%
Jardine Motors Group	8%
Jardine Lloyd Thompson	8%
Hongkong Land	14%
Dairy Farm	21%
Mandarin Oriental	2%
Jardine Cycle & Carriage	27%

By Geographical Area

Area	%
Hong Kong and Mainland China	45%
Asia Pacific	45%
Europe	9%
North America (including interest)	1%

*Excluding corporate and other interests

Underlying Earnings per Share (US¢)


29.06
44.17
64.50
83.08
112.20
00
01
02
03
04

Adjusted Net Asset Value per Share† (US$)


7.90
7.16
6.65
7.32
11.08
00
01
02
03
04

†Adjusted to take into account the market value of all of the Group's leasehold interests

Jardine Matheson Holdings Limited
Jardine House
Hamilton
Bermuda

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Annual Report & Notices
Released	10:18 01-Apr-05
Number	4672K

JARDINE MATHESON HOLDINGS LIMITED

ANNUAL REPORT 2004 AND NOTICES OF 2005 ANNUAL GENERAL MEETING AND SPECIAL GENERAL MEETING

Jardine Matheson Holdings Limited announces that its Annual Report for the year ended 31st December 2004, Notices of the 2005 Annual General Meeting and the Special General Meeting together with the relevant Forms of Proxy have been posted to shareholders today, Friday, 1st April 2005. Full details are available on the Company's website at www.jardines.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

1st April 2005

www.jardines.com

END

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Jardine Matheson

Jardine Matheson Holdings Limited

Annual General Meeting
Special General Meeting

This document is important and requires your immediate attention.

When considering what action you should take or if you are in any doubt as to any aspect of this document, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other professional adviser authorized under the United Kingdom's Financial Services and Markets Act 2000.

If you have sold or transferred all your ordinary shares in Jardine Matheson Holdings Limited, please hand this document and accompanying forms of proxy as soon as possible to the broker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

1st April 2005

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Matheson Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 5th May 2005 at 9.00 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2004, and to declare a final dividend.

2 To re-elect Directors.

3 To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments the following Ordinary Resolutions:

4 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Employee Share Purchase Trust, shall not exceed US$7.4 million, and the said approval shall be limited accordingly.

5 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company may purchase pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C.H. Wilken
Company Secretary

1st April 2005

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority, will be not less than US¢25 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 14th March 2005, the latest practicable date prior to the publication of this document, a total of 4,706,724 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 0.79% of the issued share capital at that date and 0.93% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Notes:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

Notice of Special General Meeting

Notice is hereby given that a Special General Meeting of the members of Jardine Matheson Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 5th May 2005 at 9.05 a.m. (or as soon as the Annual General Meeting of the Company convened for 9.00 a.m. at the same place and day has been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution:

ORDINARY RESOLUTION

THAT the Trustee of the Deed of Trust relating to the Jardine Matheson Employee Share Purchase Trust (1995) be and is hereby authorized, subject to the consent of the Directors and to such other consents as may be required pursuant to such Deed of Trust, to modify and amend the provisions of such Deed of Trust, to establish a new employee share option plan (the '2005 Plan') and to establish further plans based on the 2005 Plan but modified to take account of local tax, exchange control or securities laws or other legislation in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation in the 2005 Plan as described in the notes accompanying the Notice of Special General Meeting dated 1st April 2005 and as more specifically provided for in the draft Third Supplemental Deed of Trust proposed to be executed by the Company and the Trustee named therein, in the form produced to and initialled by the Chairman for the purposes of identification, be and is hereby approved and that the Directors be authorized to vote and be counted in a quorum on any matter connected with the Third Supplemental Deed of Trust or the 2005 Plan notwithstanding that they may be interested in the same (except that no Director may be counted in the quorum or vote in respect of his own participation) and the provisions of the Bye-Laws of the Company be and are hereby relaxed to that extent accordingly.

By Order of the Board
C.H. Wilken
Company Secretary

1st April 2005

Adoption of a New Plan under the Jardine Matheson Employee Share Purchase Trust (1995)

At a Special General Meeting of the Company held on 6th June 1995 shareholders approved the establishment of the Jardine Matheson Employee Share Purchase Trust (1995) (the '1995 Trust'). The 1995 Trust was established under the laws of Bermuda by deed and executed by the Company and Clare Investment and Trustee Company Limited, a wholly-owned subsidiary of the Company. The 1995 Trust renewed the then existing share option plans for a period of ten years on substantially the same terms. As options will no longer be granted under the Company's 1995 plans upon their expiration on 6th June 2005, it is now proposed to adopt a further plan under the terms of the 1995 Trust and update the 1995 Trust accordingly.

Terms of the 2005 Plan and Revisions to the 1995 Trust

The new plan under the 1995 Trust (the '2005 Plan') contains a number of revisions from the 1995 plans and there are also certain amendments to the 1995 Trust to reflect these revisions. The key terms of the 2005 Plan and the consequential amendments to the 1995 Trust are as follows:

(a) The 2005 Plan will operate for a period of ten years until 4th May 2015, when it will terminate. Employees and executive directors of the Company and any subsidiaries or associated companies of the Company (as designated by the Directors) are eligible to participate in the 2005 Plan.

(b) Options may be granted by the Directors (or a duly authorized committee) to selected employees, normally within 42 days of the announcement of the Company's results for any period. Options may also be granted if the Directors resolve that exceptional circumstances exist and when an employee commences a new employment position with any member of the Group.

(c) The Directors may set conditions including a performance condition for the exercise of an option. If the Directors decide to set a performance condition, it must normally be satisfied before the exercise of an option but can be waived by the Directors in certain circumstances.

(d) The option price must not be less than the market quotation of the shares at the close of business based on the price on the Stock Exchange which the Directors consider is the Stock Exchange on which the shares are principally traded on the business day before the date of grant or the average market quotation of the shares at the close of business for the five preceding business days.

(e) Not more than 5% of the issued ordinary share capital of the Company may be subject to options or issued or transferred on exercise of options under the 2005 Plan. This limit does not include rights to shares which have lapsed or been released or cancelled.

(f) Options will normally be exercisable, subject to any performance conditions being satisfied or waived, between the third and tenth anniversary of grant. However, options may be exercised early in certain circumstances. These include cessation of employment due to death, ill health or redundancy. On cessation of employment for other reasons, unvested options will normally lapse unless the Directors determine otherwise. The Directors may determine that, if exceptional circumstances exist, options can be granted which vest in less than three years. Benefits arising from the exercise of options are not pensionable.

(g) Options may generally be exercised early on a takeover, arrangement, reconstruction, amalgamation, winding-up or if a receiver or manager is appointed, subject to satisfaction or waiver of any performance conditions. However, where there is an internal restructuring, optionholders may be allowed or required to exchange their options for options over shares in the acquiring or amalgamated company.

(h) Any shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(i) Options may be adjusted by the Directors following a rights issue or a variation in the share capital of the Company including a capitalization, sub-division, consolidation or reduction of share capital, demerger, dividend in specie or special dividend.

(j) The Directors may determine not to procure the issue or transfer of shares on the exercise of an option, but instead to pay the optionholder an equivalent cash amount.

(k) Shareholder approval will be required to amend, to the advantage of optionholders, certain provisions of the 2005 Plan relating to: eligibility; plan limits; option price; rights attaching to options and shares; adjustment of options in the event of a rights issue or a variation in the Company's equity share capital; and the amendment powers.

(l) The Directors can make, without shareholder approval, minor amendments relating to any changes in legislation, any overseas tax, exchange control, securities or other laws in respect of overseas employees or to benefit the administration of the 2005 Plan.

(m) Shares which are to be the subject of options granted to eligible executives under the 2005 Plan may either be purchased on the market, issued by the Company on exercise of the options or issued by the Company to the Trustee fully paid at the exercise price on grant. Dividends payable in respect of shares held by the Trustee pursuant to the Trust will be waived unless otherwise agreed by the Trustee with the Company. For so long as shares are held by the Trustee pursuant to the Trust all voting rights may be exercised by the Trustee.

(n) Subject to the approval of the UK Inland Revenue, the Company proposes to adopt an Approved Plan, under which certain UK optionholders can receive beneficial tax treatment in respect of their options. This will form a schedule to the 2005 Plan. No options will be granted under this Approved Plan until it has been approved by the UK Inland Revenue.

(o) Amendments to the 1995 Trust have been made to reflect the adoption of the 2005 Plan including in relation to relevant events and takeover offers, either purchasing shares on the market or by subscription from the Company, and other consequential amendments.

Recommendation

The Directors believe that this proposal is in the best interests of the Company and its shareholders as a whole and recommend that shareholders vote in favour of it.

Documents

Final drafts of the documents amending the 1995 Trust are available for inspection at the offices of Linklaters, One Silk Street, London, EC2Y 8HQ, United Kingdom during normal business hours on each business day prior to the date of the Special General Meeting, and will be available on the day of the Special General Meeting at the place of the meeting for at least 15 minutes prior to and during the meeting.

Notes:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A pink form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Special General Meeting.

Registered Office:
Jardine House, 33-35 Reid Street
Hamilton, Bermuda

Contents

- Underlying earnings per share up 35% to US¢112.20
- Strong contributions across the Group
- Hongkong Land property portfolio value increases 32%
- Full-year dividend up 21%

Results

	2004	Restated 2003	Change
	US$m	US$m	%
Revenue	**8,970**	8,390	*7*
Profit for the year	**1,383**	189	*630*
Underlying profit attributable to shareholders†	**394**	305	*30*
Underlying profit including value added tax recovery in Jardine Motors Group†	**440**	305	*44*
Profit attributable to shareholders	**947**	85	*1,014*
Total equity	**5,385**	3,917	*37*
Adjusted total equity*	**5,779**	4,163	*39*
Shareholders' funds	**3,639**	2,540	*43*
Adjusted shareholders' funds*	**3,819**	2,625	*45*
	US¢	US¢	%
Underlying earnings per share†	**112.20**	83.08	*35*
Underlying earnings per share including value added tax recovery in Jardine Motors Group†	**125.15**	83.08	*51*
Earnings per share	**269.45**	23.19	*1,062*
Dividends per share	**40.00**	33.00	*21*
	US$	US$	%
Net asset value per share	**10.56**	7.08	*49*
Adjusted net asset value per share*	**11.08**	7.32	*51*

†The basis of calculation of underlying profit is set out in note 6 to the financial statements.

*The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land, other than in respect of investment properties, to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests held for the Group's 'own use', nor how management measures the performance of the Group. Accordingly, the Group has presented adjusted total equity, shareholders' funds and net asset value per share figures which reflect adjustments to the respective IFRS balances so as to take into account the market value of all of the Group's leasehold interests.

Chairman's Statement

Overview
The Group's principal businesses performed well in 2004 to produce an excellent set of results, enabling Jardine Matheson to report record earnings and net assets per share.

Performance
Jardine Pacific's profits rose strongly as most of its operations benefited from improving economic conditions. Jardine Motors' continuing businesses performed satisfactorily, although its profit contribution fell due to recent disposals. Dairy Farm enjoyed another excellent year, with significant growth in its Hong Kong supermarket, convenience and health and beauty stores and in its Southeast Asian operations. Hongkong Land's balance sheet was strengthened by a substantial revaluation of its investment properties and profits rose, with earnings from residential sales more than offsetting continuing negative rent reversions. Mandarin Oriental benefited from increased travel, although its development programme again affected immediate profitability. Jardine Cycle & Carriage showed outstanding growth as Astra achieved another excellent result; at the Jardine Matheson level, its contribution was enhanced by increased shareholdings in both companies. In difficult markets, Jardine Lloyd Thompson's earnings fell in sterling terms, but its contribution to the Group rose on translation into dollars.

Underlying profit rose 30% to US$394 million in 2004. On a per share basis, underlying earnings rose 35% to US¢112.20, enhanced by the effect of share repurchases. Adjusted net assets per share rose 51% to US$11.08, due mainly to property revaluations.

Profit attributable to shareholders for the year was US$947 million. The Company's share of a 32% increase in the valuation of Hongkong Land's investment properties in 2004 was US$484 million, which under international accounting rules is required to be taken through the profit and loss account rather than directly to reserves. The net result also benefited from a value added tax refund in the United Kingdom and the sale of investment properties and other disposals, partially offset by asset impairments, including a write-down to market value of listed investments.

The Board is recommending a final dividend of US¢31.50 per share, which together with the interim dividend of US¢8.50 per share gives a total for the full year of US¢40.00 per share, an increase of 21% compared with US¢33.00 per share for the prior year.

Developments
In recent years the Group has concentrated its resources in businesses where the Group enjoys strong market positions and relationships. An increased emphasis on Southeast Asia has proved well timed and has helped broaden the Group's earnings base, both geographically and in product terms.

Jardine Pacific's diverse businesses have been streamlined and now produce good returns on shareholders' funds. Jardine Motors has re-positioned itself in the United Kingdom to concentrate on luxury marques, as it already has in Hong Kong and Southern China. JLT continues to be an innovative participant in its market, being of a size to be flexible and responsive to its customers' requirements. Dairy Farm has expanded rapidly by providing retail formats well tailored to local shopping preferences. Hongkong Land is again seeing values and rental levels climb in its Central District portfolio in Hong Kong, boding well for positive rent reversions within the next 12 months. Mandarin Oriental's development strategy is of a long-term nature, although its luxury brand is well established in international markets and we anticipate considerably better returns over the next few years. Jardine Cycle & Carriage is now focused on Southeast Asia, primarily through its 48% investment in Astra, which has been built up through market purchases. Astra itself, after its successful financial restructuring, is in a position to develop and add to its range of businesses.

The Group's operating cash flows continued to be strong in 2004, supplemented by the proceeds from selective disposals, enabling the Group to combine an across-the-board capital expenditure programme with dividend growth and sustained investment in the shares of Group companies. Share purchases, made when favourable opportunities arise, are designed to concentrate resources on the Group's principal businesses as well as to improve earnings or net assets per share.

People

Norman Lyle will retire as Group Finance Director on 31st March 2005, and I would like to express our appreciation for his valuable contribution to the development of the Group. James Riley has been appointed Chief Financial Officer with effect from 1st April 2005.

It has been a positive year for those working in the Group's operations, and I would like to thank them for their achievements which have contributed much to our good results.

Prospects

The Group structure enables the Board to take a long term view of both assets and earnings in a stable environment. This has contributed to the achievement of an above average rate of growth in shareholder value over the last 15 years.

Jardine Matheson's aim remains to build its prosperity on soundly financed businesses which are market leaders in their field, principally in Asia. There has been a satisfactory start to 2005 and the prospects for the year are encouraging, although the rate of earnings growth is expected to moderate after the strong performance in 2004.

Henry Keswick
Chairman

1st March 2005


Jardine Matheson Group

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in Asia. (100%)

Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia and the United Kingdom. (100%)


JARDINE LLOYD THOMPSON
Group plc

A leading listed insurance broker, risk management adviser and employee benefit services provider, combining specialist skills in the London insurance market with an international network. (32%)


Jardine Strategic

A listed company holding significant Group interests, including 53% of Jardine Matheson, together with smaller stakes in businesses with existing or potential links with the Group. (79%)

(Attributable interests of Jardine Matheson as at 14th March 2005)

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property projects elsewhere in Asia. (43%)


Dairy Farm

A listed pan-Asian retail group operating some 2,900 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (79%)


MANDARIN ORIENTAL
THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 26 deluxe and first class hotels worldwide, including five under development. (75%)


Jardine Cycle & Carriage

A leading Singapore-listed group with interests comprising: a 48% strategic stake in Astra, a leading Indonesian conglomerate; motor trading; and property development. (60%)

(Attributable interests of Jardine Strategic as at 14th March 2005)

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

The Group's strategy is to build its operations into market leaders across Asia, each with the support of Jardine Matheson's extensive knowledge of the Region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.

Managing Director's Review

Another Good Year

It was another good year for the Jardine Matheson Group in 2004 for earnings and operational development. While this was due in part to stronger markets in Asia, it also reflects the improvements that have taken place within our businesses in recent years. Most of these are now successful leaders in their chosen market sectors and are actively building upon their relative positions.

The Group's policy has been to complement its investments in North Asia with the pursuit of opportunities in South Asia, thereby broadening its earnings base. This has led to a substantial increase in contributions from Southeast Asia, which in 2004 accounted for 40% of the Group's underlying profit as compared with less than 10% five years ago.


240
210
180
150
120
90
60
30
0
00
01
02
03
04

Underlying Profit (US$ million)


North Asia
Others
Southeast Asia

It will not be easy to repeat the high levels of growth in earnings per share achieved in recent years. But stretching targets are being set for our businesses, and it is our aim to continue to be one of the best performing companies when measured against our peers in the Region.

Business Performances

The largest individual contribution to the Group's results in 2004 was from Jardine Cycle & Carriage ('JC&C'), which achieved an underlying profit of US$294 million in 2004, with Astra's share rising by 56% to US$224 million. JC&C continued to realign its business portfolio during the year and to increase its shareholding in Astra, which now stands at 48%. Astra's motor and palm oil operations are performing well, and it has resumed its strategic development in Indonesia following a return to full financial health. In late 2004, in an expansion of its successful financial services interests, Astra invested some US$190 million to acquire a 32% interest in Bank Permata, with its joint venture partner Standard Chartered Bank taking an equivalent stake. JC&C's motor businesses are now concentrated within Southeast Asia following the sale of its New Zealand and remaining Australian operations and the acquisition of additional interests in Malaysia and Indonesia. Agreement was reached to extend its exclusive Mercedes-Benz retail franchise for Singapore to 2010. In the property sector, the group is withdrawing from investment property to focus on higher yielding residential developments in Singapore and Malaysia, and surplus funds released in this process by MCL Land are being returned to shareholders by way of a special dividend.

There was further progress at Dairy Farm as it built on its positive trend of recent years with increases in sales and earnings in both its operating regions of North Asia and South Asia. The improvements are due to its consistent strategy of focusing on retailing in Asia with multiple formats tailored to local needs. Dairy Farm has leading market positions in Hong Kong, Indonesia, Malaysia, Singapore and Taiwan, and is developing in Mainland China, Korea and India. Also key to its success is its development of efficient shared support functions. In view of its continuing strong cash flow and surplus liquidity, the company is to return value to shareholders with the payment of a special dividend.

Strong economic growth in the Region, particularly in Hong Kong, enabled Jardine Pacific to produce good profit growth from its business interests, the only material exception being in the construction sector, where the market remained weak. HACTL achieved another record year of throughput, and the restaurant operations returned an outstanding performance. Jardine Pacific streamlined further its portfolio and restructured both its engineering and airport services operations, which has led to improved performance. Going forward, Jardine Pacific will be concentrating its resources primarily on those established operations that have the potential for sustained profit growth, although it will consider other opportunities if suitable new ventures are identified.

Hongkong Land has taken advantage of the attraction of Hong Kong's Central District to build market share, while at the same time maximizing the value in its core portfolio with innovative developments. The full benefits of this policy, however, will not be felt until 2006 and 2007, since rents, although recovering, have not yet reverted to pre-recession levels. Regular investment in its retail portfolio has also enabled the group to benefit from the growth in retail spending in Hong Kong and to maintain its premier position at the high end of the market. Hongkong Land is now looking to expand its grade A commercial and retail expertise in other markets in Asia, such as Singapore and Bangkok. In parallel with investing in its commercial and retail assets, Hongkong Land has also been growing a residential business. Residential sales in Hong Kong and Mainland China made an important contribution to its 2004 profit, and work continues on developing a pipeline of projects.

Due to recent disposals, Jardine Motors' trading profits declined in 2004 despite improvements in key markets. During the year its remaining business in the United States and a Ford joint venture interest in the United Kingdom were sold. The group also rationalized its Southeast Asian interests with the sale to JC&C of stakes in PT Tunas Ridean in Indonesia and Cycle & Carriage Bintang in Malaysia.

Jardine Motors will continue to focus on the expansion of its Mercedes-Benz network in Southern China and the development of its Hyundai passenger car distributorship in Hong Kong. In the United Kingdom, following the streamlining of its dealerships, the group will concentrate on its upmarket and specialist operations and will invest in improved facilities at its recently acquired businesses.

Jardine Lloyd Thompson ('JLT') grew its revenues in 2004 and there were good performances from most of its retail and employee benefits activities. Its overall profits declined in sterling terms, however, due to a combination of adverse factors that led to a marked, if unexpected, second half reduction in the profitability of its risk & insurance business. Despite this, JLT's contribution to the Group result rose on translation into dollars. Its underlying businesses remain strong and with its recognized position in the industry there are opportunities for expansion at a time of overall turmoil in insurance markets arising from legal action by the New York Attorney General. Towards the end of the year, JLT acquired majority holdings in broking companies in Mexico, Colombia and Peru.

A revival in corporate and leisure travel in 2004 led to a recovery in hotel occupancy in international markets and improved results for Mandarin Oriental, most of whose hotels enhanced or maintained their competitive positions. Progress was also made towards achieving the goal of operating 10,000 rooms in key destinations and of being recognized as one of the world's leading luxury hotel groups. The group fully opened its latest US properties in New York and in Washington D.C. in 2004, creating new benchmarks in those markets, and announced new management contracts for hotels in Paris, Prague, Chiang Mai in Thailand and Riviera Maya in Mexico. With 21 hotels in operation and a further five hotels under development, Mandarin Oriental now comprises a geographically diversified portfolio of almost 8,000 rooms.

The Group's businesses are structured with independent balance sheets designed to allow them the resources to pursue active development programmes, through both organic growth and acquisitions. With Asian economies currently experiencing something of a return to the growth rates they enjoyed before the 1997 crisis, there should be scope for good returns over the medium term, provided there are no material political setbacks.

Investing in Group Shares

The Group has continued to purchase and repurchase shares in line with the strategy of allocating resources to increase stakes in Group companies when this can be accomplished on attractive terms.



100
90
80
70
60
50
40
30
20
10
0
98
99
00
01
02
03
04
Jardine Strategic (79%)
Dairy Farm (79%)
Mandarin Oriental (74%)
Jardine Cycle & Carriage (60%)
Jardine Matheson (53%)
Astra (47%)
Hongkong Land (43%)
Jardine Lloyd Thompson (32%)

Group Share Interests (%)
Attributable interests of non wholly-owned affiliates as at 31st December

Jardine Strategic increased to 60% its interest in Jardine Cycle & Carriage, which has itself increased its stake in Astra from 37% to 48%. Further shares were acquired in Jardine Strategic, Hongkong Land and Dairy Farm, and most recently in Mandarin Oriental upon conversion of its bonds in February 2005. Jardine Matheson and Jardine Strategic both repurchased their own shares.

Contribution from Our People

The success of the Group is founded upon strong and disciplined management teams that are focused on sustained value creation for shareholders and well trained and committed staff in each of our businesses.

Each business is expected to operate to high standards of customer care, employee opportunity, risk management and ethical compliance. This is reflected in their codes of conduct and also represents the shared values of the Jardine Matheson Group.

Prospects

The past year brought together a combination of positive factors that have enabled the Group to reach record levels of earnings and net assets per share. While medium-term prospects remain encouraging, and 2005 has started satisfactorily, neither Hongkong Land nor Mandarin Oriental will see a return to historical levels of profitability for some time, as the rent reversionary cycle runs its course and new hotels become established. It is therefore necessary to enter a word of caution about the Group's immediate rate of growth. The Group, however, is soundly financed and faces the future with a high degree of confidence.

Percy Weatherall
Managing Director

1st March 2005

Operating Review
Jardine Pacific

Jardine Pacific represents a significant number of the Group's non-listed interests in Asia. While encompassing a wide range of industry sectors, Jardine Pacific's select portfolio of businesses comprises highly motivated market leaders, well positioned for growth.


SINGAPORE AIRLINES
CLUB WORLD
Lufthansa
Philippine Airlines
XIAMEN AIRLINES
厦门航空
AIR CHINA
Emir
ECONOMY CLASS
經 濟 艙
GULF AIR
First
THE AIRLINE OF INDONESIA
CHINA EASTERN AIRLINES
CHINA SOUTHERN AIRLINES
中國南方航空公司
FIRST CLASS
BUSINESS CLASS

In 2004 Jardine Aviation served over 30 leading airlines and provided their seven million customers with a first class service at Hong Kong International Airport, from arrival to departure.

	2004 (US$m)	2003 (US$m)	Change (%)
Underlying profit attributable to shareholders	94	77	22
Shareholders' funds	326	398	(18)

- Businesses benefit from strong economic growth
- Record throughput at HACTL
- Gammon experiences difficult year
- Portfolio further refined through selective disposals

Jardine Pacific



90
76
81
77
94
00
01
02
03
04

Underlying Profit Attributable to Shareholders (US$ million)



15
14
18
19
26
00
01
02
03
04

Return on Average Shareholders' Funds* (%)
*Excluding non-recurring items

Most of Jardine Pacific's businesses benefited from strong economic growth in 2004, particularly in Hong Kong, and underlying profit rose 22% to US$94 million. Shareholders' funds were reduced by 18% to US$326 million following distributions of US$211 million. The return on average shareholders' funds, excluding non-recurring items, rose to 26%.

HACTL produced an excellent underlying profit contribution of US$29 million, up 28%, as the Pearl River Delta generated record cargo volumes. A restructuring led to reduced costs within Jardine Aviation, which also benefited from increased activity at the Hong Kong International Airport and a major new customer, producing a 69% increase in profit. River Trade Terminal, in which the group has a 14% investment, continued to face a difficult operating environment. Jardine Shipping increased its contribution to US$9 million as rates firmed.

Gammon had a difficult year with a number of problematic projects and a delay in the receipt of claim income culminating in a net loss, Jardine Pacific's share being US$8 million. In July, Balfour Beatty of the United Kingdom became Jardine Pacific's partner in the business. A slow construction market in Hong Kong also led to a lower contribution from Jardine Schindler, down 16% to US$11 million, despite improvements elsewhere in the Region. Jardine Engineering Corporation's result rose 122% to US$11 million following restructuring and better returns from its operations in Hong Kong, Thailand and the Philippines.

Jardine OneSolution's working capital management improved further, but earnings were flat. Jardine Restaurants achieved an excellent result with its underlying profit contribution rising to US$20 million as all territories produced increased store margins and turnover; although its earnings will be significantly lower in 2005 following the sale of its Hawaiian operations in December.

EastPoint's profit declined following the expiry of two major contracts. Pacific Finance benefited from low interest rates and reduced doubtful debt provisions, while Jardine Property Investment's result was down following further sales of residential properties. The group's other interests performed in line with expectations. During the year, Jardine Pacific sold its interests in UTL, an inland container terminal in Taiwan, Caterpillar dealerships in Taiwan and Hawaii, Pizza Hut and Taco Bell franchises in Hawaii, its remaining wines and spirits interests, and its shares in Pacific Basin.

Jardine Motors Group is engaged in the distribution, sales and service of motor vehicles and in related activities including financing and contract hire. It has operations in Asia and the United Kingdom.



Zung Fu knows that its customers treasure their Mercedes-Benz, so Zung Fu offers them a quality of service that complements this luxury marque from the moment they handover the key.

	Revenue		Underlying profit attributable to shareholders		Shareholders' funds†	
	2004 (US$m)	2003 (US$m)	2004* (US$m)	2003 (US$m)	2004 (US$m)	2003 (US$m)
Hong Kong and Mainland China	350	281	23	23	110	84
United Kingdom	1,631	1,231	15	15	111	46
Corporate and other interests	–	–	(2)	(3)	(20)	14
	1,981	1,512	36	35	201	144
Discontinued businesses	101	398	4	11	50	63
	2,082	1,910	40	46	251	207

*Excluding value added tax recovery
†Adjusted for revaluation of leasehold properties and related deferred tax

- Disposals focus operations in Hong Kong, Mainland China and the United Kingdom
- Hong Kong new car market improves
- Service centres in Southern China reach profitability
- United Kingdom franchise reorganization largely complete
- US$46 million value added tax recovery


Jardine Motors Group


2,550
2,507
1,975
1,910
2,082
00
01
02
03
04

Revenue (US$ million)


26
51
39
46
40
00
01
02
03
04*

Underlying Profit Attributable to Shareholders (US$ million)

*Excluding value added tax recovery

Jardine Motors' underlying net profit from continuing businesses was steady at US$36 million. In addition, the overall results benefited from a US$46 million repayment of value added tax in the United Kingdom relating to vehicles sold between 1973 and 1996 following a successful industry test-case.

A number of disposals were made during the year, including the sale of an interest in Polar Motor Group in the United Kingdom and the Beverly Hills dealership in California. The group also rationalized its Southeast Asian interests with the sale of a 34% stake in PT Tunas Ridean in Indonesia and a 12% interest in Cycle & Carriage Bintang in Malaysia to Group affiliate, Jardine Cycle & Carriage. Jardine Motors' activities are now in Hong Kong, Mainland China and the United Kingdom.

In Hong Kong, Zung Fu performed relatively well as the new car market improved and its aftersales remained strong. In the first year of its exclusive Hyundai passenger car franchise in Hong Kong costs were incurred in the promotion of the brand. The Mercedes-Benz operations in Macau had another good year with strong new car deliveries. In Southern China, the Mercedes-Benz distribution joint venture, Southern Star, achieved higher sales in a difficult market, while Zung Fu's service centres continued their improving performance.

In the United Kingdom, the dealership operations showed a modest improvement despite a more difficult new car market and the vehicle leasing business had another good year. The overall results were enhanced by the strength of sterling. The revised accounting policy on retirement benefits has resulted in the recognition through reserves of a net deficit of US$60 million relating to the defined benefit pension scheme. Future exposure has been restricted, and the impact on the balance sheet has been partly mitigated by the US$46 million tax repayment. The franchise reorganization in the United Kingdom is now largely complete, but the cost of integrating recent acquisitions and a more difficult market may restrain growth in profitability in the near term.

Operating Review
Jardine Lloyd Thompson

Jardine Lloyd Thompson is a leading insurance broker, risk management adviser and employee benefit services provider. The UK listed company combines specialist skills in the London insurance market with an extensive network of offices worldwide.


S3
CAUTION

JLT's portfolio of clients is diverse, in industries ranging from aviation and marine to communications and technology. Its unrivalled expertise enables JLT to tailor the best cover for its clients' high-tech risks.

	2004 (£m)	2003 (£m)	Change (%)
Turnover	468	429	9
Profit before tax, exceptional items and goodwill amortization	100	111	(10)
Earnings per share excluding exceptional items (pence)	28.9	35.8	(19)

- Soft insurance markets and weak dollar significantly impacted results
- Difficult year for Risk Solutions
- Solid progress from Retail and UK Employee Benefits businesses
- Latin America acquisitions


JARDINE LLOYD THOMPSON
Group plc


287
350
389
429
468
00
01
02
03
04

Turnover (£ million)


71
84
102
111
100
00*
01*
02*
03
04

Profit Before Tax, Exceptional Items and Goodwill Amortization (£ million)

*Published figures without restatement on adoption of new accounting policies in 2004

Jardine Lloyd Thompson's turnover rose by 9% in 2004 to £468 million, up 12% at constant rates of exchange. Trading profit, being turnover less expenses and excluding exceptional items and goodwill amortization, was £84 million, down from £93 million in the prior year; while profit before tax, exceptional items and goodwill amortization was £100 million, compared to £111 million in 2003. The figures for both periods reflect the adoption of revised UK accounting standards. A combination of factors led to the reduction in earnings, including a marked second half reduction in the profitability of JLT's Risk Solutions business. The results, however, benefited from good performances in most of JLT's retail and employee benefits operations.

JLT's revenues from Risk & Insurance grew by 10% to £384 million, although the trading environment proved difficult. The insurance market softened at a faster rate than had been anticipated earlier in the year, which, coupled with lower reinsurance revenues in the United Kingdom and the United States, and the continued weakness of the US dollar, had a significant impact on overall profitability. Elsewhere in the United Kingdom, and in Australasia, Canada and Brazil, JLT achieved good growth and the US specialty retail business also made progress.

The results for 2004 reflect only a marginal effect of the developments in Latin America where, in December, JLT acquired majority holdings in insurance and reinsurance broking companies, initially focusing on Mexico, Colombia and Peru.

Revenue from Employee Benefits grew by 9% to £83 million. The business in the United Kingdom continued to make progress in revenue growth and in improvement of the trading margin. In the United States there was modest underlying growth in revenue, and profitability also improved due to continued cost control.

Operating Review

Hongkong Land

Hongkong Land is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality property projects elsewhere in Asia.



Hongkong Land connects with its customers.
It has introduced concierge desks and user-friendly information terminals
in its retail environments in Hong Kong's Central District
– where Hongkong Land is the largest commercial landlord.

	2004 (US$m)	2003 (US$m)	Change (%)
Operating profit excluding non-recurring items	268	256	5
Underlying profit attributable to shareholders	197	174	13
Adjusted net asset value per share* (US$)	2.73	1.89	44

*Based on shareholders' funds excluding deferred tax on revaluation surpluses of investment properties

- Recovery of Hong Kong market continues
- Net assets per share up 43% as property values rise
- Central portfolio vacancy 6% at year end
- Significant contribution from residential sales
- Dividend increased from US¢6.00 to US¢7.00 per share


Hongkong Land


9.11
8.94
8.64
7.82
8.86
230
213
192
174
197
00
01
02
03
04

Underlying Profit Attributable to Shareholders (US$ million)
– Underlying Earnings per Share (US¢)


2.91
2.72
2.22
1.89
2.73
00
01
02
03
04

Adjusted Net Asset Value per Share (US$)


5.48
5.24
5.08
4.69
4.04
00
01
02
03
04

Hong Kong Portfolio Average Office Rent (US$ per sq. ft per month)

Hongkong Land's underlying earnings rose by 13% to US$197 million. Net rental income fell by 6% as negative reversions continued to work through the group's Hong Kong office portfolio despite a market recovery, although the retail component rose by 9%. The lower income from Hongkong Land's commercial business was, however, more than offset by profits from residential sales. With improving rents and falling yields on capital transactions, the external valuation of the group's investment property portfolio increased by 32% in the year to 31st December 2004. Under IFRS, a surplus, before the provision for tax, of US$1,701 million was credited to group profit, producing a net profit of US$1,688 million for 2004.

The take-up of new office stock in Hong Kong's Central District led to a rebound in office rents in 2004. The retail market, which had recovered earlier than the office sector, continued to perform well as local consumer spending added to the beneficial effect of increased tourist arrivals. Hongkong Land is continuing to invest in its core commercial assets against a background of an improving cycle in the Hong Kong office and retail property markets. It is currently developing additional retail and office space and a luxury hotel in the Landmark complex to be managed by Mandarin Oriental, with phased completion during 2005 and 2006. Provided the current positive trend is maintained, rental reversions should begin to enhance earnings within the next 12 months.

The office market in Singapore also began to recover, albeit more slowly than in Hong Kong, and the group's joint-venture development at One Raffles Quay has pre-committed its first tenants. In the residential sector, Hongkong Land completed sales of most of the second phase of Central Park in Beijing, while in Hong Kong most of its residential units have been sold and handed over to buyers. The group intends to grow this business, although future earnings from residential sales will fluctuate as the scale of completions varies from year to year.

Operating Review
Dairy Farm

Dairy Farm, a listed company, is a leading pan-Asian retailer. The group, together with its associates, operates some 2,900 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.



Dairy Farm takes care to source the freshest fruits, and bring a delicious experience to shoppers at the range of leading supermarkets and hypermarkets it operates across Asia.

	2004 (US$m)	2003 (US$m)	Change (%)
Sales from continuing operations including associates	**5,116**	4,499	14
Underlying profit attributable to shareholders	**165**	128	29
Cash flows from operating activities	**305**	269	14

- Underlying earnings per share increase 32%
- Strong performances in major markets
- Asset disposals raise US$107 million
- Annual dividend per share up 61%
- Special dividend of US¢25.00 per share declared


Dairy Farm


3,483
3,714
3,965
4,499
5,116
00
01
02
03
04
Sales from Continuing Operations including Associates (US$ million)


8
33
102
128
165
00
01
02
03
04
Underlying Profit Attributable to Shareholders (US$ million)


220
145
149
179
109
00
01
02
03
04
Capital Expenditure and Investments (gross) (US$ million)

Dairy Farm achieved good growth in sales and earnings in 2004 as it continued the successful strategy of concentrating on developing retail operations in Asia. Growth was assisted by an improved economic climate, and acquisitions made in recent years also contributed significantly to its performance. Sales, including associates, increased by 14% to US$5 billion and underlying profit rose by 29% to US$165 million. The net profit of US$251 million was enhanced by exceptional gains of US$86 million arising from disposals, predominantly the sale of the group's Hong Kong ice manufacturing business and several surplus properties. Benefiting from the asset sales, the group returned to a net cash position by the year end. In view of its continuing strong cash flow and surplus liquidity, the company is to return US$334 million to shareholders by way of a special dividend.

In Southeast Asia, sales rose by 27% and profits by 43%. The acquisition of Shop N Save in late 2003 contributed to a substantial increase in sales and earnings in Singapore, complementing good performances from the other major banners. Organic store growth and maturing acquisitions also led to a strong year in Malaysia. The group's direct shareholding in its Indonesian listed affiliate, PT Hero Supermarket Tbk, was increased from 12% to 33% through a tender offer in January 2005, and a further 25% interest is held through exchangeable bonds. Hero expanded its Giant hypermarket business in 2004 and took further steps to improve the performance of its supermarkets.

In North Asia, growth was achieved in most businesses as sales for the Region increased by 8% and operating profit rose by 42%. In Hong Kong, all banners produced higher profits against a background of improved sentiment and economic conditions. In contrast, markets in Taiwan and Korea were less buoyant, although generally satisfactory results were achieved. In Southern China, the expansion of 7-Eleven continued and the operations of Mannings' health and beauty stores began in the last quarter. The development of the IKEA franchise gained momentum, with new stores in both Hong Kong and Taiwan, and further developments planned for 2005. Dairy Farm's restaurant associate, Maxim's, reported improved results in Hong Kong and continues to expand in China.

Operating Review

Mandarin Oriental

Mandarin Oriental is an international hotel investment and management group with a portfolio of 26 deluxe and first class hotels worldwide, including five under development. The listed company holds equity in many of its hotels.



Mandarin Oriental takes pride in delighting guests by providing legendary service, steeped in the values of the Orient. A new spa offering, to be found in many of its hotels around the world, is designed to relax mind and body.

	2004 (US$m)	2003 (US$m)	Change (%)
Combined total revenue of hotels under management	667	541	23
Profit before interest and tax	56	29	93
Cash flows from operating activities	47	28	66

- Recovery in profits led by Hong Kong hotels
- Development strategy gathering momentum
- Hong Kong flagship to be refurbished in 2006/07


MANDARIN ORIENTAL
THE HOTEL GROUP
SM


473
528
548
541
667
00
01
02
03
04

Combined Total Revenue by Geographical Area (US$ million)


Europe
North America
Southeast Asia
Hong Kong & Macau


38
31
46
29
56
00
01
02
03
04

Profit Before Interest and Tax (US$ million)

A sustained recovery in global travel benefited most of the Mandarin Oriental's hotels in 2004. In its Hong Kong, London, New York and Bangkok properties, higher occupancy levels led to better revenues and profit margins. The group's new hotels in New York and Washington D.C. were well received in 2004, although they will take time to realize their full potential.

Mandarin Oriental reported earnings before interest, tax, depreciation and amortization for 2004 of US$99 million, after some US$11 million pre-opening costs and initial operating losses in Washington D.C. This compares with US$69 million in 2003, which included a US$16 million business interruption insurance claim offset by some US$8 million pre-opening costs and initial operating losses. In addition, the 2004 result benefited from a US$10 million partial write-back of an impairment against the Kuala Lumpur hotel. Profit attributable to shareholders in 2004 increased to US$28 million, up from US$3 million in 2003; excluding depreciation on hotel buildings it would have been US$40 million in 2004, up from US$13 million in 2003. The company has resumed dividend payments.

Mandarin Oriental's development strategy has gathered momentum with most of its recently announced hotels being management contracts, thus requiring limited capital contributions and demonstrating the growing strength of the brand. The group is moving steadily towards its target of at least 10,000 rooms in major cities and resort destinations around the world, with over 7,000 currently in operation and a further 700 under development. Four new hotels were announced in 2004: the management of Hotel Royal Monceau in Paris was assumed in June; a new resort in Northern Thailand opened in mid-December; a resort will open on the Riviera Maya in Mexico in early 2006; and a new hotel will be opened in Prague in the first half of 2006.

Of its current developments, The Landmark Mandarin Oriental, Hong Kong will open in the third quarter of 2005, and Mandarin Oriental, Tokyo is now due to open before the end of 2005. Work has begun on Mandarin Oriental, Boston, which is expected to open in 2007. The Oriental, Singapore is nearing completion of its major renovation, and a US$110 million renovation programme for Mandarin Oriental, Hong Kong is to be undertaken beginning at the end of 2005.

Operating Review
Jardine Cycle & Carriage

Jardine Cycle & Carriage is a leading Singapore-listed group with interests comprising: a 48% strategic stake in Astra, a leading Indonesian conglomerate; sales and service of motor vehicles; and property development.


Dual Type TRX

Astra sells over two million motorcycles a year in Indonesia. Giving customers a helmet with the purchase is more than a one-off sales promotion; it keeps customers coming back 'safe and sound'.

	2004 (US$m)	2003 (US$m)	Change (%)
Revenue	**1,500**	1,384	8
Underlying profit attributable to shareholders	**294**	186	58
Shareholder's funds	**1,269**	967	31

- Underlying earnings per share up 37%
- Good result from Astra, now 48% owned
- Motor operations concentrated in Southeast Asia
- Property interests focus on residential development
- Annual dividend increased from US¢8.72 to US¢10.00 per share



Jardine Cycle & Carriage


1,764
1,444
1,214
1,384
1,500
00*
01*
02
03
04
Revenue (US$ million)


97
68
120
186
294
00*
01*
02
03
04
Underlying Profit Attributable to Shareholders (US$ million)


1.73
1.82
2.50
2.95
3.80
00*
01*
02
03
04
Net Asset Value per Share (US$)

*Reported under Singapore GAAP

Jardine Cycle & Carriage recorded strong growth in underlying profit in 2004, up 58% at US$294 million. This growth was primarily due to Astra's contribution increasing 56% to US$224 million; enhanced by JC&C's increased shareholding which now stands at 48%. A change in the basis of profit recognition of property development also had a positive effect. Underlying earnings per share rose 37%, a lower rate of increase due to the effect of a rights issue in late 2003.

Astra experienced strong consumer demand in Indonesia, and the launch of new models stimulated growth in its motor businesses. There was also progress in its finance, palm oil and heavy equipment activities. Astra has now resumed its strategic development with investments in both existing and new businesses, while also making selective disposals. Astra's shareholding in United Tractors was increased to 56% through supporting its rights issue and market purchases. The refinancing together with gains on disposals, including Berau Coal, have strengthened United Tractors' balance sheet. Astra also increased its interest in Astra Agro Lestari, its quoted palm oil subsidiary, to 80%, and disposed of its remaining stake in the telecom operation, Pramindo. At the year end Astra expanded its financial services interests in partnership with Standard Chartered Bank when each acquired direct shareholdings of 32% in Bank Permata.

JC&C's directly held motor operations produced an underlying profit of US$35 million, 3% down on 2003 which had included the write-back of warranty provisions. The trading profit benefited from the first contribution from 37%-held PT Tunas Ridean, a final contribution from Australia and growth in Singapore, where its exclusive Mercedes-Benz retail franchise has been extended to 2010. There was a decline in Malaysia, where its stake in Cycle & Carriage Bintang was increased by 12% to 59%, and the loss of the contribution from New Zealand following the sale of that business in mid-year for a gain of US$26 million.

Underlying profit from property activities was US$48 million, compared with a restated US$15 million in 2003. A change in accounting policy now requires revenue and profit on property developments to be recognized on full completion. The group's property activities are being refocused on higher yielding residential development and a number of investment properties were sold, including 78 Shenton Way by MCL Land for some US$88 million. MCL Land is to pay a special dividend to return surplus funds to shareholders, which will benefit JC&C by some US$73 million.

People and the Community

MINDSET is the Jardine Matheson Group's philanthropy initiative intended to make a difference in the area of mental health. Led by the Jardine Ambassadors, the MINDSET programme aims to raise awareness and understanding of mental health issues and provide meaningful support for this sector.


Mindset
思
健
Jardine Ambassadors
怡和親善大使


Mindset
思
健
On Mental Health from the Jardine Ambassadors
由怡和親善大使推動之精神健康計劃
Mindset
Jardine Ambassadors
怡和親善大使

Contributing to the Community

The Jardine Matheson Group plays an active role in the wider communities in which our businesses operate, and we are proud of the strong tradition of commitment of our people.


Mindset

Since 1982, the Group has been a significant contributor to social welfare causes in Hong Kong through the Jardine Ambassadors Programme, which brings together young and enthusiastic executives from all parts of the Group to engage in community activities. The main focus of the activities in the Ambassadors Programme is now centred on the mental health sector through MINDSET, the Group's in-house registered charity. Led by the Jardine Ambassadors, MINDSET channels the Group's support towards mental health-related organizations and projects, and aims to change people's attitudes by raising awareness and understanding of mental health issues, as well as supporting individuals, families and organizations in need of help.

MINDSET made good progress in 2004 in both its education & prevention and its re-integration activities. The Jardine Ambassadors completed the second year of an in-school educational programme known as 'Health in Mind' working alongside the Hospital Authority. The project aims to increase knowledge and awareness of mental health issues among young people, their parents and teachers. An evaluation of the programme was conducted by The University of Hong Kong, and findings indicate that the participating students have shown improvement in self-esteem and spiritual well-being, and are better equipped with general mental health knowledge. The third year of MINDSET's commitment began in October 2004 with the activities extended to an additional eight schools.

A Job Placement Programme has been initiated that is designed to provide training opportunities to rehabilitated patients within the Group companies in Hong Kong. The Ambassadors also continued to organize patient support activities with two specialist hospitals and other mental health organizations.

To provide additional funding to MINDSET, a range of fund raising initiatives were undertaken, the most popular being the 'Walk Up Jardine House' that raised over US$167,000 in 2004.

MINDSET supported a number of mental health related projects and NGOs in the form of cash donations. It is also reaching out to Guangdong


Mindset
Jardine Ambassadors

Province in Southern China, where MINDSET and Group operating companies are providing support to the Guangdong Special Children Parent Club and are helping with fund raising. (www.mindset.org.hk)

Other Philanthropic Activities

In support of the relief efforts for the South Asia Tsunami disaster, Group companies donated some US$3 million in financial aid comprising donations from Group companies and staff, and over US$500,000 from customers. In the hardest hit country of Indonesia, Astra was heavily involved in responding to this humanitarian crisis. It made both cash and in kind donations, and used its heavy equipment to help deliver assistance to those in need.

Elsewhere, there were a range of charitable activities undertaken in all our businesses. 7-Eleven Hong Kong hosted the '7.11 Youth Outreach 500' Charity Walk to assist young people in joining the workforce through its Youth Employment Start-up Programme. The Hero group, Dairy Farm's Indonesian affiliate, has been working with the Indonesian Red Cross to raise money to help fight Dengue Fever. Jardine Lloyd Thompson in the United Kingdom was involved in taking disabled children skiing in Colorado. Jardine Schindler in Thailand raised funds for the Foundation for Children in the Nakhon Prathom province. Jardine Cycle & Carriage raised over US$370,000 for Woodbridge Hospital, Singapore's only mental healthcare provider. It also made contributions to the arts in Singapore and Community Chest through a number of fundraising events.

Providing Expertise

Group executives are active on external management boards and professional, regulatory and advisory bodies where they provide insight, expertise and knowledge. These activities are encouraged, as they contribute to the development of the communities and the business sectors in which the Group operates.

Supporting our People

We support our people with a wide range of management training and development programmes that are offered to all Group companies. A good example is the central recruitment of graduates who attain a Chartered Institute of Management Accountants (CIMA) qualification at the end of their first three years with the Group; an approach that brings a rare balance of management breadth and financial depth, and readies them for leadership positions. Another example is the Director Development Initiative, which provides senior operating managers with the opportunity to meet chief executives from some of the world's most admired companies.

Encouraging Higher Education

In 2004, four students, two from Hong Kong, one from Indonesia and one from Mainland China, were awarded scholarships by the Jardine Foundation to pursue their studies in the United Kingdom. This is the first time that an Indonesian student has received a scholarship from the Foundation. Scholarships are available for selected colleges at Oxford and Cambridge Universities and scholars are chosen for their academic ability, potential, leadership qualities and community participation. Since its establishment in 1982, the Foundation has granted scholarships to 89 students from Bermuda, Hong Kong, Mainland China, Japan, Malaysia, Singapore, Indonesia and Thailand. (www.jardine-foundation.org)

Jardine Cycle & Carriage's scholarship for Singapore Management University's students is presented yearly to three outstanding undergraduates from the Faculty of Business Management. Astra, through the Toyota-Astra Foundation, provides education assistance in the form of scholarships and other educational programmes. In 2004, the Toyota-Astra Foundation, together with Astra, offered more than 6,400 scholarships to students from elementary to post-graduate schools.

Accounting Policies

In 2004, the Group early adopted a number of International Financial Reporting Standards ('IFRS') and revised International Accounting Standards ('IAS'). This has resulted in the Group changing its accounting policies on share-based payments, goodwill, non-current assets held for sale and defined benefit pension plans.

IFRS 2 – Share-based Payment requires a charge to profit and loss in respect of share options granted to employees. In accordance with IFRS 3 – Business Combinations, the Group ceased amortization of goodwill from 1st January 2004 and is now required to review goodwill annually for impairment. Non-current assets held for sale and related liabilities are now classified as current assets and liabilities. The Group has elected the option permitted under the amended IAS 19 – Employee Benefits to recognize actuarial gains and losses in full in the year in which they occur in the consolidated statement of recognized income and expense.

Following a clarification by the International Financial Reporting Interpretations Committee on the recognition of revenue on pre-completion contracts for the sale of residential development properties, the Group has changed its accounting policy to recognize profit on the sale of properties under development only upon delivery of the completed properties instead of by reference to the percentage of completion.

The Group continues to encourage the International Accounting Standards Board to revise standards where they do not produce financial reporting results which reflect the economic substance of business activities. In this respect, it is not believed that the current requirement to provide deferred tax on the revaluation surplus on leasehold investment properties is appropriate in jurisdictions in which there is no capital gains tax. Similarly, the Group believes that it is inconsistent not to allow certain leasehold own use properties, such as hotels, which have characteristics similar to investment properties to be revalued for financial reporting purposes.

Results

Underlying earnings per share increased 35% to US¢112.20 reflecting a 30% increase in underlying profit and the full year impact of the repurchase of own shares in 2003 and the purchase of a further 2.8% during the year. Including a repayment of value added tax in the United Kingdom relating to vehicles sold in earlier years, underlying earnings per share increased by 51% to US¢125.15. The overall result was enhanced by a surplus on the revaluation of investment properties in Hongkong Land.

	2004 US$m	2003 US$m
Operating cash flow of subsidiary undertakings	**489**	461
Dividends from associates and joint ventures	**241**	214
Operating activities	**730**	675
Capital expenditure and investments	**(159)**	(541)
Cash flow before financing	**571**	134

Summarized Cash Flow

Underlying operating profit increased by 50%, mainly due to an increase in Jardine Motors Group, a significantly improved performance by Dairy Farm and higher contribution from Jardine Cycle & Carriage due to recognition of profit on completion of properties under development. The Group's share of the underlying results of associates and joint ventures increased by 29%, mainly due to a good performance by Astra.

The underlying effective tax rate for the year was 25%, compared with 30% in 2003.

The overall profit attributable to shareholders for the year was US$947 million, and earnings per share were US¢269.45.

Dividends

The Board is recommending a final dividend of US¢31.50 per share giving a total dividend of US¢40.00 per share for the year. The dividends are payable in cash with a scrip alternative.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$730 million, an improvement of US$55 million on the previous year mainly due to improvements in the operating profit of

Jardine Motors Group, Dairy Farm and Jardine Cycle & Carriage. Capital expenditure for the year before disposals amounted to US$782 million and included US$194 million for the purchase of tangible assets, of which US$93 million related to Dairy Farm, and an investment of US$516 million in increasing shareholdings in Group companies.

During the year, the Company repurchased 2.8% of its own shares through market transactions at a cost of US$204 million.

Asset Valuation

As described above, the Group's share of the surplus arising from the revaluation of investment properties in Hongkong Land amounted to US$484 million, which has been credited to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in an attributable net surplus of US$21 million, which was recognized in reserves.

The value of the Group's other investments were remeasured at their fair values at the year end resulting in an attributable net surplus of US$55 million, which was recognized in reserves.

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the investment. The investment of the Group's cash resources is managed so as to minimize risk whilst seeking to enhance yield.

In the course of these activities, the Group enters into derivative financial instruments. However, its treasury functions are specifically prohibited from undertaking transactions unrelated to underlying financial exposures.


6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04
Net Debt
Total Equity

Net Debt and Total Equity*
(US$ million)
*Adjusted to take into account the market value of all of the Group's leasehold interests

Funding

At the year end, undrawn committed facilities exceeded US$1,200 million. In addition, the Group had available liquid funds of US$1,300 million. Overall, net borrowings decreased by US$217 million to US$1,631 million, representing 28% of total equity, as adjusted to reflect the market value of the Group's leasehold own use properties that cannot be recorded in the financial statements under IFRS. Overall the Group's funding arrangements are designed to keep an appropriate balance between equity and debt, both short and long term, to give flexibility and to develop the business.

Norman Lyle
Group Finance Director

1st March 2005

Directors' Profiles

Henry Keswick
CHAIRMAN

Mr. Henry Keswick joined the Group in 1961 and has been a Director of its holding company since 1967. He is chairman of Matheson & Co. and Jardine Strategic, and a director of Dairy Farm, Hongkong Land and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Percy Weatherall
MANAGING DIRECTOR

Mr. Weatherall joined the Board in 1999 and was appointed as Managing Director in 2000. He has been with the Group since 1976 and was previously the chief executive officer of Hongkong Land. He is chairman of Jardine Matheson Ltd, and managing director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

Brian Keelan
GROUP STRATEGY DIRECTOR

Mr. Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Strategic, Mandarin Oriental and MCL Land; and a commissioner of Astra. Mr. Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

A.J.L. Nightingale
CHAIRMAN OF JARDINE CYCLE & CARRIAGE, JARDINE MOTORS GROUP, JARDINE PACIFIC AND MCL LAND

Mr. Nightingale joined the Board in 1994 and has been with the Group since 1969. He is chairman of Jardine Cycle & Carriage, Jardine Motors Group, Jardine Pacific and MCL Land. He is also a director of Jardine Matheson Ltd, Cycle & Carriage Bintang and Edaran Otomobil Nasional; and a commissioner of Astra. Mr. Nightingale is the chairman of the Hong Kong General Chamber of Commerce; and a member of the Hong Kong Trade Development Council, the Economic and Employment Council in Hong Kong and the Greater Pearl River Delta Business Council.

Jenkin Hui

Mr. Hui joined the Board in 2003. He is a director of Hongkong Land, Jardine Strategic, Central Development and a number of property and investment companies.

Simon Keswick*

Mr. Simon Keswick joined the Group in 1962 and has been a Director of its holding company since 1972. He is a director of Matheson & Co., chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Strategic. He is also a director of Hanson and The Fleming Mercantile Investment Trust.

R.C. Kwok* JP

Mr. Kwok was appointed a Director of the Group's holding company in 1972. He is a Chartered Accountant and joined the Group in 1964. He is a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

C.G.R. Leach*

Mr. Leach joined the Board in 1984 after a career in banking and merchant banking. He is a director of Matheson & Co., deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

Dr Richard Lee

Dr Lee joined the Board in 1999. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Hongkong Land and Mandarin Oriental.

*Member of the Audit Committee

Chief Financial Officer
James Riley

Group General Counsel
Jonathan Gould

Company Secretary
C.H. Wilken

Registered Office

Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

for the year ended 31st December 2004

	Note	2004 US$m	Restated 2003 US$m
Revenue	1	**8,970**	8,390
Cost of sales		**(6,871)**	(6,449)
Gross profit		**2,099**	1,941
Other operating income		**330**	138
Selling and distribution costs		**(1,305)**	(1,280)
Administration expenses		**(442)**	(434)
Other operating expenses		**(198)**	(71)
Operating profit	2	**484**	294
Financing charges	3	**(138)**	(129)
Share of results of associates and joint ventures excluding change in fair value of investment properties		**526**	401
Increase/(decrease) in fair value of investment properties		**611**	(315)
Share of results of associates and joint ventures	4	**1,137**	86
Profit before tax		**1,483**	251
Tax	5	**(100)**	(62)
Profit for the year		**1,383**	189
Attributable to:			
Shareholders of the Company	29	**947**	85
Minority interests		**436**	104
		1,383	189
		US¢	US¢
Earnings per share	6		
– basic		**269.45**	23.19
– diluted		**266.62**	22.70

Consolidated Balance Sheet

at 31st December 2004

	Note	2004 US$m	Restated 2003 US$m
Net operating assets			
Intangible assets	*7*	**377**	151
Tangible assets	*8*	**1,423**	1,521
Investment properties	*9*	**153**	359
Leasehold land payments	*10*	**476**	484
Associates and joint ventures	*11*	**4,059**	2,744
Other investments	*12*	**688**	696
Deferred tax assets	*13*	**58**	61
Pension assets	*14*	**136**	94
Other non-current assets	*15*	**1**	16
Non-current assets		**7,371**	6,126
Properties for sale	*16*	**286**	424
Stocks and work in progress	*17*	**800**	832
Debtors and prepayments	*18*	**656**	603
Current tax assets		**18**	11
Bank balances and other liquid funds	*19*	**1,300**	955
		3,060	2,825
Non-current assets classified as held for sale	*20*	**149**	–
Current assets		**3,209**	2,825
Creditors and accruals	*21*	**(1,807)**	(1,809)
Current borrowings	*22*	**(507)**	(362)
Current tax liabilities		**(79)**	(57)
Current provisions	*23*	**(68)**	(65)
		(2,461)	(2,293)
Liabilities directly associated with non-current assets classified as held for sale	*20*	**(1)**	–
Current liabilities		**(2,462)**	(2,293)
Net current assets		**747**	532
Long-term borrowings	*22*	**(2,382)**	(2,408)
Deferred tax liabilities	*13*	**(159)**	(158)
Pension liabilities	*14*	**(153)**	(136)
Non-current provisions	*23*	**(6)**	(12)
Other non-current liabilities	*24*	**(33)**	(27)
		5,385	3,917
Total equity			
Share capital	*26*	**148**	151
Share premium and capital reserves	*28*	**4**	3
Revenue and other reserves	*29*	**4,164**	3,056
Own shares held	*31*	**(677)**	(670)
Shareholders' funds		**3,639**	2,540
Minority interests	*32*	**1,746**	1,377
		5,385	3,917

Approved by the Board of Directors

Percy Weatherall
Norman Lyle
Directors

1st March 2005

Consolidated Statement of Recognized Income and Expense

for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Surpluses/(deficits) on revaluation of properties	62	(12)
Gains on revaluation of other investments	63	171
Actuarial gains on defined benefit pension plans	34	107
Net exchange translation differences	(24)	88
(Losses)/gains on cash flow hedges	(8)	9
Tax on items taken directly to equity	(28)	(14)
Net income recognized directly in equity	99	349
Transfer to profit and loss on disposal and impairment of other investments	124	(4)
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	36	13
Transfer to profit and loss in respect of cash flow hedges	5	6
Profit for the year	1,383	189
Total recognized income and expense for the year	1,647	553
Attributable to:		
Shareholders of the Company	1,178	374
Minority interests	469	179
	1,647	553

Consolidated Cash Flow Statement

for the year ended 31st December 2004

	Note	2004 US$m	Restated 2003 US$m
Operating activities			
Operating profit		**484**	294
Interest income		**(14)**	(16)
Depreciation and amortization	*33(a)*	**161**	172
Other non-cash items	*33(b)*	**(9)**	29
Decrease in working capital	*33(c)*	**27**	158
Interest received		**16**	15
Interest and other financing charges paid		**(111)**	(132)
Tax paid		**(65)**	(59)
		489	461
Dividends from associates and joint ventures		**241**	214
Cash flows from operating activities		**730**	675
Investing activities			
Purchase of subsidiary undertakings	*33(d)*	**(169)**	(338)
Purchase of associates and joint ventures	*33(e)*	**(388)**	(176)
Repayment of amounts due to associates and joint ventures		**-**	(78)
Purchase of other investments		**(20)**	(28)
Purchase of tangible assets		**(194)**	(219)
Purchase of investment properties		**(1)**	-
Purchase of leasehold land		**(10)**	-
Sale of subsidiary undertakings	*33(f)*	**210**	100
Sale of associates and joint ventures	*33(g)*	**49**	51
Sale of other investments	*33(h)*	**66**	56
Sale of tangible assets		**36**	64
Sale of investment properties		**183**	25
Sale of leasehold land		**79**	2
Cash flows from investing activities		**(159)**	(541)
Financing activities			
Issue of shares		**15**	9
Repurchase of shares		**(204)**	(119)
Capital contribution from minority shareholders		**7**	70
Grants received		**-**	4
Drawdown of borrowings		**5,636**	6,408
Repayment of borrowings		**(5,578)**	(6,567)
Dividends paid by the Company		**(68)**	(69)
Dividends paid to minority shareholders		**(64)**	(173)
Cash flows from financing activities		**(256)**	(437)
Effect of exchange rate changes		**8**	(2)
Net increase/(decrease) in cash and cash equivalents		**323**	(305)
Cash and cash equivalents at 1st January		**940**	1,245
Cash and cash equivalents at 31st December	*33(i)*	**1,263**	940

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2004, the Group early adopted the following IFRS which are relevant to its operations:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 19 (amended 2004)	Employee Benefits
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the consolidated profit and loss account. The Group applies IFRS 2 to share options granted after 7th November 2002 and not vested as of 1st January 2004, and charges the cost of share options to the consolidated profit and loss account. The comparative figures for 2003 have been restated to reflect the change in policy.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years, and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

The Group has changed its accounting policy for defined benefit pension plans to recognize actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the consolidated statement of recognized income and expense as permitted by IAS 19 (amended 2004). Previously, actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets, were recognized in the consolidated profit and loss account over the average remaining service lives of employees. The comparative figures for 2003 have been restated to reflect the change in policy.

Following a clarification by the International Financial Reporting Interpretations Committee on the recognition of revenue on pre-completion contracts for the sale of residential development properties, the Group has changed its accounting policy for properties for sale to recognize profit on the sale of properties under development only upon delivery of the completed properties. Previously, the Group had recognized profit by reference to the percentage of completion. The comparative figures for 2003 have been restated to reflect the change in policy.

There are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of IFRS 4 and IAS 39 (amended 2004) as the Group was already following the recognition and measurement principles in those standards.

	2004 US$m	2003 US$m
The adoption of IFRS 2 resulted in:		
Decrease in profit attributable to shareholders	(2)	(1)
Decrease in basic earnings per share (US¢)	(0.51)	(0.16)
Decrease in diluted earnings per share (US¢)	(0.51)	(0.16)
The adoption of IFRS 3 resulted in:		
Increase in total equity at 1st January	249	–
The change in accounting policy for defined benefit pension plans resulted in:		
Increase in profit for the year	9	14
Increase in profit attributable to shareholders	9	13
Decrease in total equity at 1st January	(139)	(237)
Increase in basic earnings per share (US¢)	2.60	3.59
Increase in diluted earnings per share (US¢)	2.58	3.57
The change in accounting policy for properties for sale resulted in:		
Increase/(decrease) in revenue	201	(63)
Increase/(decrease) in profit for the year	37	(15)
Increase/(decrease) in profit attributable to shareholders	11	(4)
Decrease in total equity at 1st January	(39)	(23)
Increase/(decrease) in basic earnings per share (US¢)	3.21	(1.10)
Increase/(decrease) in diluted earnings per share (US¢)	3.18	(1.09)

The consolidated financial statements are presented in United States Dollars, which is the functional currency of the Company.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 8 to 21.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are entities over which the Group has the power to govern the financial and operating policies. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and minority interests, and profit respectively.

(b) Associates are entities, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Minority interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of entities other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1st January 2003 are treated as assets and liabilities of the foreign entity and translated into United States Dollars at the rate of exchange ruling at the year end.

Impairment

Assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Intangible Assets

(a) Goodwill represents the excess of the cost of an acquisition and the fair value of the Group's share of the net identifiable assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary undertaking, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognized directly in the consolidated profit and loss account. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.

(b) Intangible assets other than goodwill are stated at cost less accumulated amortization. Amortization is calculated on the straight line basis to allocate the cost of intangible assets over their estimated useful lives.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used where open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

Buildings	up to $4\frac{4}{5}\%$
Surface, finishes and services of hotel properties	$3\frac{1}{3} - 25\%$
Leasehold improvements	over period of the lease
Plant and machinery	$5 - 33\frac{1}{3}\%$
Furniture, equipment and motor vehicles	$6\frac{2}{3} - 33\frac{1}{3}\%$

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account.

Biological Assets

Biological assets included in plantations owned by an associate are measured at each balance sheet date at their fair values, representing the present value of expected net cash flows from the biological assets in their present location and condition determined annually by independent qualified valuers, less estimated point of sale costs. Changes in fair values are recorded in the consolidated profit and loss account.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the period of the lease.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale

Properties under development are stated at cost less provision for foreseeable losses. Completed properties are stated at the lower of cost and net realizable value.

Stocks and Work in Progress

Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. Contract work in progress is valued at cost plus an appropriate proportion of profit, established by reference to the percentage of completion, and after deducting progress payments and provisions for foreseeable losses.

Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in current borrowings.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee Benefits

(a) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses are recognized in full in the year in which they occur, outside profit or loss, in the consolidated statement of recognized income and expense.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

(b) Share-based compensation

The Company and its subsidiary undertakings and associates operate a number of employee share option schemes. The fair value of the employee services received in exchange for the grant of the options in respect of shares in the Company or in its subsidiary undertakings and associates is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the consolidated profit and loss account.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account.

Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes. For the purpose of calculating diluted earnings per share, profit attributable to shareholders is adjusted for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and the weighted average number of shares is adjusted for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Scrip dividends are accounted for as a bonus issue. The nominal amount of the ordinary shares issued as a result of election for scrip is capitalized out of the share premium account or other reserves, as appropriate.

Revenue

Revenue consists of the gross inflow, excluding sales taxes, of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below.

(a) Tangible fixed assets and depreciation
Freehold land and buildings, and the building component of owner-occupied leasehold properties are valued every three years by independent valuers. In the intervening years the Group reviews the carrying values and adjustment is made where there has been a material change. In arriving at the valuation of land and buildings, assumptions and economic estimates have to be made.

Management determines the estimated useful lives and related depreciation charges for the Group's tangible fixed assets. Management will revise the depreciation charge where useful lives are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(b) Investment properties
The fair values of investment properties are determined by independent valuers on an open market for existing-use basis calculated on the net income allowing for reversionary potential.

In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalization rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(c) Impairment of assets
The Group tests annually whether goodwill and other assets that have indefinite useful lives suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

The guidance of IAS 39 (amended 2004) is followed in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

(d) Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(e) Pension obligations
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plans assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions.

1 Revenue

	2004 US$m	2003 US$m
By business:		
Jardine Pacific	**1,093**	1,189
Jardine Motors Group	**2,082**	1,910
Dairy Farm	**3,956**	3,457
Mandarin Oriental	**337**	218
Jardine Cycle & Carriage	**1,500**	1,614
Other activities	**2**	2
	8,970	8,390
By geographical location of customers:		
Australasia	**99**	474
Continental Europe	**42**	12
Hong Kong and Mainland China	**3,142**	2,929
North America	**289**	628
Northeast Asia	**520**	495
Southeast Asia	**3,187**	2,570
United Kingdom	**1,691**	1,282
	8,970	8,390

Jardine Matheson is grouped into seven core companies as described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Jardine Pacific includes a number of business segments. Each business segment contributes less than 10% of the Group's revenue, segment results or assets.

Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Operating Profit

	2004 US$m	2003 US$m
By business:		
Jardine Pacific	67	63
Jardine Motors Group	123	62
Dairy Farm	265	130
Mandarin Oriental	44	35
Jardine Cycle & Carriage	83	20
	582	310
Corporate and other interests	(98)	(16)
	484	294
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of goodwill on acquisition of subsidiary undertakings	–	10
Depreciation of tangible assets	158	159
Impairment of tangible assets	–	3
Impairment of other investments	135	–
Amortization of leasehold land payments	3	3
Operating expenses arising from investment properties	5	8
Cost of stocks and properties for sale recognized as expense	6,742	6,300
Employee benefit expense		
– salaries and benefits in kind	936	806
– share options granted	2	1
– defined benefit pension plans *(refer note 14)*	19	28
– defined contribution pension plans	25	21
	982	856
Operating leases		
– minimum lease payments	356	324
– contingent rents	1	4
– subleases	(14)	(11)
	343	317
Net foreign exchange gains	–	(7)
Value added tax recovery (including interest) in Jardine Motors Group *(refer note 6)*	(55)	–
Interest income	(14)	(16)
Income from other investments	(25)	(29)
Rental income		
– investment properties	(14)	(21)
– other	(19)	(12)
	(33)	(33)
Fair value (gain)/loss on conversion option component of 4.75% Guaranteed Bonds *(refer note 24)*	(7)	2

3 Financing Charges

	2004 US$m	2003 US$m
Interest expense		
– bank loans and advances	52	64
– bonds and other loans	68	65
	120	129
Fair value loss/(gain) on cash flow hedges and hedges of net investments in foreign entities	14	(1)
Commitment and other fees	4	1
	138	129

4 Share of Results of Associates and Joint Ventures

	2004 US$m	2003 US$m
By business:		
Jardine Pacific	55	53
Jardine Motors Group	13	15
Jardine Lloyd Thompson	32	44
Hongkong Land	110	83
Dairy Farm	21	18
Mandarin Oriental	12	(1)
Jardine Cycle & Carriage	283	189
	526	401
Increase/(decrease) in fair value of investment properties		
– Hongkong Land	611	(314)
– other	–	(1)
	1,137	86

Results are shown after tax and minority interests. In 2003, results are also shown after amortization of goodwill.

5 Tax

	2004 US$m	2003 US$m
Current tax		
– charge for the year	106	72
– over provision in prior years	(4)	(8)
Deferred tax	(2)	(2)
	100	62
By geographical area:		
Australasia	3	4
Continental Europe	–	1
Hong Kong and Mainland China	18	8
North America	33	20
Northeast Asia	6	5
Southeast Asia	38	25
United Kingdom	2	(1)
	100	62
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	149	66
Income not subject to tax	(75)	(25)
Expenses not deductible for tax purposes	45	32
Tax losses not recognized	15	15
Temporary differences not recognized	3	5
Utilization of previously unrecognized tax losses	(21)	(14)
Utilization of previously unrecognized temporary differences	(4)	(5)
Deferred tax assets written off	4	–
Deferred tax liabilities written back	(5)	(3)
Recognition of previously unrecognized tax losses	(10)	(10)
Recognition of previously unrecognized temporary differences	(4)	(3)
Over provision in prior years	(4)	(8)
Withholding tax	5	4
Changes in tax rates	–	6
Other	2	2
	100	62

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

United Kingdom tax included US$9 million relating to value added tax recovery in Jardine Motors Group *(refer note 6)*.

6 Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$947 million *(2003: US$85 million)* and on the weighted average number of 352 million *(2003: 367 million)* shares in issue during the year.

Diluted earnings per share are calculated on profit attributable to shareholders of US$946 million *(2003: US$84 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 355 million *(2003: 369 million)* shares in issue during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2004	2003
Weighted average number of shares in issue	**352**	367
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**3**	2
Weighted average number of shares for diluted earnings per share	**355**	369

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

		2004			2003	
		Basic earnings per share	**Diluted earnings per share**		Basic earnings per share	Diluted earnings per share
	US$m	US¢	US¢	US$m	US¢	US¢
Underlying profit	**394**	**112.20**	**110.90**	305	83.08	82.24
Value added tax recovery in Jardine Motors Group	**46**			–		
Underlying profit including value added tax recovery	**440**	**125.15**	**123.73**	305	83.08	82.24
Increase/(decrease) in fair value of investment properties	**503**			(247)		
Other adjustments	**4**			27		
	507			(220)		
Profit attributable to shareholders	**947**	**269.45**	**266.62**	85	23.19	22.70

6 Earnings Per Share *(continued)*

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	2004 US$m	2003 US$m
Increase/(decrease) in fair value of investment properties		
– Hongkong Land	484	(246)
– other	19	(1)
	503	(247)
Sale and closure of businesses		
– Hawaiian restaurant operations	17	–
– Pizza Hut South China	–	7
– Asia Container Terminals	20	–
– Hong Kong Ice & Cold Storage	9	–
– United States motor operations	16	11
– Polar Motor Group	6	–
– French motor operations	2	(11)
– New Zealand motor operations	11	–
– Australian motor operations	–	(4)
– PT Toyota-Astra Motor	7	8
– other	(4)	(1)
	84	10
Asset impairment		
– listed investment†	(110)	–
– Mandarin Oriental, Kuala Lumpur	6	–
– port facilities	(25)	–
– other	1	2
	(128)	2
Restructuring of businesses		
– Edaran Otomobil Nasional	10	–
– French insurance broking associate	–	10
– other	(4)	–
	6	10
Realization of exchange losses*	(9)	–
Revaluation deficit on properties and provision for onerous leases	(4)	(2)
Fair value gain on biological assets	1	4
Fair value gain/(loss) on conversion option component of 4.75% Guaranteed Bonds due 2007	7	(2)
Sale of leasehold properties	40	–
Sale of investments	7	8
Debt buyback in an associate	–	2
Adjustments for depreciation, amortization and deferred tax#	–	(5)
	507	(220)

†In view of the duration and the extent to which the fair value of the Group's investment in J.P. Morgan Chase was less than its cost, the Directors concluded that the investment was impaired and it was appropriate to write down the cost to market value at 31st December 2004. Accordingly, the cumulative fair value loss of US$110 million as at that date was transferred from reserves to the consolidated profit and loss account.

*Arising on repatriation of capital from a foreign subsidiary undertaking.

#Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis, and changes in tax rates in respect of deferred tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7 Intangible Assets

	Goodwill US$m	Negative goodwill US$m	Net US$m
2004			
Net book value at 1st January	290	(139)	151
Effect of adopting IFRS 3	–	139	139
	290	–	290
Additions	87	–	87
Net book value at 31st December	**377**	–	**377**
Cost	377	–	377
Impairment	–	–	–
	377	–	**377**
2003			
Net book value at 1st January	177	(123)	54
Exchange differences	2	–	2
Fair value adjustments	–	(9)	(9)
Additions	132	(16)	116
Disposals	(2)	–	(2)
Amortization	(19)	9	(10)
Net book value at 31st December	290	(139)	151
Cost	397	(173)	224
Amortization and impairment	(107)	34	(73)
	290	(139)	151

The Directors have performed an impairment review of the carrying amount of goodwill at 31st December 2004 and have concluded that no impairment is required. For the purposes of impairment testing goodwill acquired has been allocated to individual cash-generating units which are reviewed for impairment based on forecast operating performance and cash flows. Cash flow projections are based on budgets prepared on the basis of assumptions reflective of the prevailing market conditions, and are discounted appropriately.

Cost of goodwill at 31st December 2004 is shown after netting off accumulated amortization at 31st December 2003.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002, principally due to adjustments to the value of properties and biological assets in an associate.

8 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2004						
Net book value at 1st January	601	421	173	170	156	1,521
Exchange differences	31	11	–	3	3	48
New subsidiary undertakings	–	–	2	1	–	3
Additions	35	3	47	49	60	194
Disposals	(4)	(1)	(2)	(8)	(7)	(22)
Depreciation charge	(8)	(13)	(43)	(40)	(54)	(158)
Net revaluation surplus/(deficit)	32	(3)	–	–	–	29
Classified as non-current assets held for sale	(145)	(17)	(15)	(11)	(4)	(192)
Net book value at 31st December	**542**	**401**	**162**	**164**	**154**	**1,423**
Cost or valuation	552	459	471	428	540	2,450
Depreciation and impairment	(10)	(58)	(309)	(264)	(386)	(1,027)
	542	**401**	**162**	**164**	**154**	**1,423**
2003						
Net book value at 1st January	551	338	191	143	152	1,375
Exchange differences	49	4	2	3	3	61
Fair value adjustments	1	4	–	–	–	5
New subsidiary undertakings	37	84	8	16	7	152
Additions	55	2	40	55	57	209
Disposals	(71)	–	(12)	(8)	(14)	(105)
Depreciation charge	(5)	(10)	(56)	(39)	(49)	(159)
Impairment charge	(3)	–	–	–	–	(3)
Net revaluation surplus/(deficit)	(13)	3	–	–	–	(10)
Transfer to investment properties	–	(4)	–	–	–	(4)
Net book value at 31st December	601	421	173	170	156	1,521
Cost or valuation	606	472	504	446	524	2,552
Depreciation and impairment	(5)	(51)	(331)	(276)	(368)	(1,031)
	601	421	173	170	156	1,521

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. The Directors have reviewed the carrying value at 31st December 2003 and 2004 and, as a result, deficits on individual properties below depreciated cost of US$4 million *(2003: US$1 million)* have been charged to the consolidated profit and loss account. A net surplus of US$33 million *(2003: net deficit of US$9 million)* has been taken directly to property revaluation reserves. The amounts attributable to the Group, after tax and minority interests, are US$4 million and US$18 million respectively.

8 Tangible Assets *(continued)*

Freehold properties include a hotel property of US$116 million *(2003: US$103 million)*, which is stated net of a grant of US$32 million *(2003: US$33 million)*.

Certain of the land and buildings are pledged as security for borrowings *(refer note 22)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$851 million *(2003: US$941 million)*.

Of the assets classified as held for sale, US$84 million related to assets sold during the year which included Jardine Pacific's Caterpillar dealerships in Hawaii and Taiwan, restaurant operations in Hawaii and its interest in United Terminal, Jardine Motors Group's motor operations in Beverly Hills, and leasehold properties and Hong Kong Ice and Cold Storage in Dairy Farm. Details of assets which remain unsold at 31st December 2004 are described in note 20.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

9 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2004			
Net book value at 1st January	115	244	359
Exchange differences	1	1	2
Disposals	(13)	(25)	(38)
Net revaluation deficit	(1)	(1)	(2)
Classified as non-current assets held for sale	(78)	(90)	(168)
Net book value at 31st December	**24**	**129**	**153**
2003			
Net book value at 1st January	127	284	411
Exchange differences	–	3	3
Disposals	(6)	(30)	(36)
Net revaluation deficit	(6)	(19)	(25)
Transfer from tangible assets and leasehold land payments	–	6	6
Net book value at 31st December	115	244	359

Of the properties classified as held for sale, US$127 million related to properties held by Jardine Cycle & Carriage which were sold during the year. Details of properties which remain unsold at 31st December 2004 are described in note 20.

10 Leasehold Land Payments

	2004 US$m	2003 US$m
Net book value at 1st January	484	467
Exchange differences	4	2
Fair value adjustments	–	(1)
New subsidiary undertakings	–	6
Additions	10	15
Disposals	(5)	–
Amortization	(3)	(3)
Transfer to investment properties	–	(2)
Classified as non-current assets held for sale	(14)	–
Net book value at 31st December	476	484

The leasehold land classified as held for sale included those held by Jardine Motors Group and Dairy Farm and were sold during the year.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

11 Associates and Joint Ventures

	2004 US$m	2003 US$m
Listed associates		
– Astra	943	489
– Hongkong Land	2,210	1,499
– Jardine Lloyd Thompson	81	75
– The Oriental Hotel (Thailand)	57	54
– PT Tunas Ridean	25	19
– other	22	21
	3,338	2,157
Unlisted associates	261	251
	3,599	2,408
Joint ventures	355	374
Share of attributable net assets	3,954	2,782
Goodwill on acquisition		
– positive	67	35
– negative	–	(110)
	67	(75)
Amounts due from associates and joint ventures	39	38
Amounts due to associates and joint ventures	(1)	(1)
	4,059	2,744
Market value of listed associates	5,110	3,170

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

	2004 US$m	2003 US$m
Non-current assets	5,742	4,586
Current assets	3,747	3,496
Current liabilities	(2,766)	(2,623)
Non-current liabilities	(2,569)	(2,562)
Share of total equity	4,154	2,897
Attributable to minority interests	(200)	(115)
Share of attributable net assets	3,954	2,782
Revenue	4,575	4,206
Profit after tax and minority interests	1,137	86
Capital commitments	134	75
Contingent liabilities	90	118

11 Associates and Joint Ventures *(continued)*

	2004 US$m	2003 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
– as previously reported	2,831	2,803
– change in accounting policy for defined benefit pension plans	(56)	(70)
– change in accounting policy for properties for sale	(4)	–
– adjustment in an associate*	11	–
– as restated	2,782	2,733
Net exchange translation differences	(48)	57
Exchange differences realized on disposal of businesses	1	(1)
Fair value adjustments	–	15
Share of results after tax and minority interests	1,137	82
Dividends received	(241)	(214)
Share of employee share options granted	1	–
Share of property revaluation	29	(2)
Share of deferred tax on property revaluation	(13)	(1)
Share of actuarial gain on defined benefit pension plans	7	14
Share of fair value (loss)/gain on financial instruments	(2)	9
Share of deferred tax on fair value loss on financial instruments	1	–
Share of fair value loss on financial instruments transferred to profit and loss	1	1
Reclassification as subsidiary undertakings	–	(31)
Change in holding	354	160
Disposals	(49)	(38)
Other	(6)	(2)
At 31st December	3,954	2,782
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	(75)	(104)
Effect of adopting IFRS 3	110	–
	35	(104)
Net exchange translation differences	(2)	–
Additions	34	25
Amortization	–	4
Net book value at 31st December	67	(75)

*Reversal of the negative carrying amount in respect of Jardine Lloyd Thompson's investment in a French associate which is not permitted under IFRS. The negative carrying amount arose from the receipt of a distribution from the French associate following its restructuring in 2003.

Amounts due from associates and joint ventures at 31st December 2004 included a loan to Mandarin Oriental, New York of US$30 million *(2003: US$30 million)*.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

Mandarin Oriental, Geneva became a subsidiary undertaking during 2003. Accordingly, the Group's share of attributable net assets and unamortized goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

12 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2004 US$m	2003 US$m
Listed investments		
– Edaran Otomobil Nasional	**42**	91
– EON Capital	**49**	–
– J.P. Morgan Chase	**340**	320
– The Bank of N.T. Butterfield	**64**	62
– other	**74**	81
	569	554
Unlisted investments	**119**	142
	688	696
Movements for the year:		
At 1st January	**696**	509
Exchange differences	**–**	3
Additions	**24**	49
Disposals	**(71)**	(19)
Capital repayment	**–**	(17)
Impairment loss *(refer note 6)*	**(25)**	–
Net revaluation surplus	**64**	171
At 31st December	**688**	696

Shares of common stock of J.P. Morgan Chase have been set aside under a trust deed to cover the Group's obligations to deliver the shares on exercise of the exchange rights in relation to the 4.75% Guaranteed Bonds due 2007 *(refer note 22)*.

13 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2004					
At 1st January					
– as previously reported	(18)	(120)	25	(8)	(121)
– change in accounting policy for defined benefit pension plans	–	–	–	22	22
– change in accounting policy for properties for sale	–	–	–	2	2
– as restated	(18)	(120)	25	16	(97)
Exchange differences	1	3	–	2	6
Subsidiary undertakings disposed of	(1)	7	–	(3)	3
Credited to consolidated profit and loss account	–	5	(3)	–	2
Charged to equity	–	(9)	–	(6)	(15)
At 31st December	**(18)**	**(114)**	**22**	**9**	**(101)**
2003					
At 1st January					
– as previously reported	(13)	(110)	15	(6)	(114)
– change in accounting policy for defined benefit pension plans	–	–	–	31	31
– as restated	(13)	(110)	15	25	(83)
Exchange differences	(1)	–	–	2	1
Fair value adjustments	1	(1)	1	(2)	(1)
New subsidiary undertakings	(1)	–	–	–	(1)
Change in attributable interests	–	(2)	–	–	(2)
Credited to consolidated profit and loss account	(4)	(4)	9	1	2
Charged to equity	–	(3)	–	(10)	(13)
At 31st December	(18)	(120)	25	16	(97)

	2004 US$m	2003 US$m
Analysis of net book value:		
Deferred tax assets	**58**	61
Deferred tax liabilities	**(159)**	(158)
	(101)	(97)

13 Deferred Tax Assets/(Liabilities) *(continued)*

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$81 million *(2003: US$92 million)* arising from unused tax losses of US$303 million *(2003: US$387 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$238 million have no expiry date and the balance will expire at various dates up to and including 2019.

Deferred tax liabilities of US$20 million *(2003: US$17 million)* on temporary differences associated with investments in subsidiary undertakings of US$67 million *(2003: US$60 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

14 Pension Plans

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and the United Kingdom. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2004 Weighted average %	2003 Weighted average %
Discount rate applied to pension obligations	**5.5**	5.5
Expected return on plan assets	**6.2**	6.5
Future salary increases	**4.1**	4.1

The expected return on plan assets is determined on the basis of long-term average returns on global equities of 6% to 11% per annum and global bonds of 3.5% to 5.5% per annum, and the long-term benchmark allocation of assets between equities and bonds in each plan.

The amounts recognized in the consolidated balance sheet are as follows:

	2004 US$m	2003 US$m
Fair value of plan assets	**677**	592
Present value of funded obligations	**(681)**	(619)
	(4)	(27)
Present value of unfunded obligations	**(13)**	(15)
Net pension liabilities	**(17)**	(42)
Analysis of net pension liabilities:		
Pension assets	**136**	94
Pension liabilities	**(153)**	(136)
	(17)	(42)

14 Pension Plans *(continued)*

	2004 US$m	2003 US$m
Movements in the fair value of plan assets:		
At 1st January	592	477
Exchange differences	16	22
Subsidiary undertakings disposed of	(2)	(7)
Expected return on plan assets	38	32
Actuarial gains	34	74
Contributions from sponsoring companies	23	28
Contributions from plan members	4	3
Benefits paid	(40)	(39)
Transfer from other plans	12	2
At 31st December	677	592
Movements in the present value of obligations:		
At 1st January	(634)	(600)
Exchange differences	(26)	(32)
Subsidiary undertakings disposed of	4	5
Current service cost	(25)	(26)
Interest cost	(34)	(33)
Gain/(loss) on curtailment and settlement	2	(1)
Contributions from plan members	(4)	(3)
Actuarial (losses)/gains	(7)	19
Benefits paid	40	39
Curtailment and settlement	2	–
Transfer from other plans	(12)	(2)
At 31st December	(694)	(634)

14 Pension Plans *(continued)*

The analysis of the fair value of plan assets at 31st December is as follows:

	2004 US$m	2003 US$m
Equity instruments	**447**	398
Debt instruments	**213**	181
Other assets	**17**	13
	677	592

The five year history of experience adjustments is as follows:

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Fair value of plan assets	**677**	592	477	519	597
Present value of obligations	**(694)**	(634)	(601)	(509)	(495)
(Deficit)/surplus	**(17)**	(42)	(124)	10	102
Experience adjustments on plan assets	**35**	73	(96)	(110)	(83)
Percentage of plan assets (%)	***5***	*12*	*20*	*21*	*14*
Experience adjustments on plan obligations	**(6)**	(4)	14	18	4
Percentage of plan obligations (%)	***1***	*1*	*2*	*3*	*1*

The estimated amount of contributions expected to be paid to the plans in 2005 is US$30 million.

The amounts recognized in the consolidated profit and loss account are as follows:

	2004 US$m	2003 US$m
Current service cost	**25**	26
Interest cost	**34**	33
Expected return on plan assets	**(38)**	(32)
(Gain)/loss on curtailment and settlement	**(2)**	1
	19	28
Actual surplus on plan assets in the year	**72**	106

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

15 Other Non-current Assets

	2004 US$m	2003 US$m
Hire purchase debtors	–	1
Loans to a minority shareholder of a subsidiary undertaking	–	13
Interest rate swaps and forward foreign exchange contracts	–	1
Other	1	1
	1	16

16 Properties for Sale

	2004 US$m	2003 US$m
Properties under development		
– land and development costs	277	406
– interest capitalized	2	3
– other expenses capitalized	7	3
	286	412
Completed properties	–	12
	286	424

The interest rate used to determine the amount of borrowing costs capitalized ranged from 1.0% to 3.8% *(2003: 1.1% to 3.8%)*.

17 Stocks and Work in Progress

	2004 US$m	2003 US$m
Stocks	791	820
Contract work in progress	9	12
	800	832

18 Debtors and Prepayments

	2004 US$m	2003 US$m
Trade debtors	329	294
Provision for doubtful debts	(21)	(22)
Trade debtors – net	308	272
Agency debtors	18	17
Prepayments	46	37
Amounts due from associates and joint ventures	73	81
Rental and other deposits	74	81
Forward foreign exchange contracts	1	2
Other	136	113
	656	603

19 Bank Balances and Other Liquid Funds

	2004 US$m	2003 US$m
Deposits with banks and financial institutions	**1,018**	679
Bank and cash balances	**282**	276
	1,300	955

Of bank balances and other liquid funds, US$42 million *(2003: US$33 million)* is held on behalf of third parties.

The weighted average interest rate on deposits with banks and financial institutions is 1.8% *(2003: 1.1%)*.

20 Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2004 US$m
Tangible assets	**108**
Investment properties	**41**
Total assets	**149**
Creditors and accruals	**(1)**
Total liabilities	**(1)**

Tangible assets held for sale included Dairy Farm's property portfolio in Malaysia of US$107 million, the sale of which is expected to be completed in 2005 at an amount not materially different from the carrying value. Investment properties held for sale comprised of Jardine Cycle & Carriage's land and buildings in Malaysia of which US$37 million related to a property which was sold in January 2005.

21 Creditors and Accruals

	2004 US$m	2003 US$m
Trade creditors	**1,038**	942
Accruals	**550**	560
Agency creditors	**60**	51
Amounts due to associates and joint ventures	**34**	31
Deposits accepted	**34**	40
Deferred warranty income	**16**	17
Advances from customers	**33**	122
Interest rate swaps and forward foreign exchange contracts	**5**	7
Other	**37**	39
	1,807	1,809

22 Borrowings

	2004		2003	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
– bank overdrafts	37	37	15	15
– other bank advances	426	426	240	240
– other borrowings	–	–	9	9
	463	463	264	264
Current portion of long-term borrowings				
– bank	29	30	98	98
– 6.75% Convertible Bonds due 2005	15	16	–	–
	44	46	98	98
	507	509	362	362
Long-term borrowings				
– bank	1,554	1,555	1,579	1,580
– 4.75% Guaranteed Bonds due 2007	513	560	502	571
– 6.375% Guaranteed Bonds due 2011	296	345	295	341
– 6.75% Convertible Bonds due 2005	–	–	14	16
– other	19	19	18	18
	2,382	2,479	2,408	2,526
	2,889	2,988	2,770	2,888

	2004 US$m	2003 US$m
Secured	1,039	1,058
Unsecured	1,850	1,712
	2,889	2,770
Due dates of repayment:		
Within one year	507	362
Between one and two years	236	146
Between two and five years	1,405	1,616
Beyond five years	741	646
	2,889	2,770

22 Borrowings *(continued)*

Currency:	Fixed rate borrowings Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2004					
Euro	6.0	3.7	17	–	17
Hong Kong Dollar	2.3	2.8	313	356	669
Malaysian Ringgit	3.8	1.9	26	61	87
New Taiwan Dollar	1.8	1.8	11	17	28
Singapore Dollar	2.0	1.4	64	546	610
Swiss Franc	3.0	27.0	2	26	28
United Kingdom Sterling	5.8	2.1	91	134	225
United States Dollar	6.1	4.4	826	381	1,207
Other	4.5	–	5	13	18
			1,355	**1,534**	**2,889**
2003					
Euro	5.8	4.7	16	–	16
Hong Kong Dollar	2.7	2.7	327	322	649
Malaysian Ringgit	5.0	2.9	26	82	108
New Taiwan Dollar	2.2	1.6	20	21	41
New Zealand Dollar	5.7	–	–	12	12
Singapore Dollar	1.7	1.1	83	439	522
Swiss Franc	3.2	8.0	15	26	41
United Kingdom Sterling	4.7	2.3	31	204	235
United States Dollar	6.0	6.0	813	321	1,134
Other	5.3	–	–	12	12
			1,331	1,439	2,770

All borrowings were within subsidiary undertakings.

The 4.75% Guaranteed Bonds with nominal value of US$550 million due 2007 were issued by a wholly-owned subsidiary undertaking and are guaranteed by the Company. The bonds are exchangeable, at the option of the holders, into shares of common stock of J.P. Morgan Chase on the basis of 15.83 shares for each US$1,000 principal amount of the bonds from 6th September 2001 until 30th August 2007. The bonds will mature on 6th September 2007.

The 6.375% Guaranteed Bonds with nominal value of US$300 million due 2011 were issued by a wholly-owned subsidiary undertaking of Jardine Strategic and are guaranteed by Jardine Strategic. The bonds will mature on 8th November 2011.

The 6.75% Convertible Bonds with nominal value of US$76 million due 2005 were issued by Mandarin Oriental. The bonds were convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2004, US$61 million *(2003: US$61 million)* of the bonds were held by Jardine Strategic and the carrying amount of US$61 million *(2003: US$60 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2004 included US$485 million *(2003: US$468 million)* which were secured against Mandarin Oriental's tangible fixed assets, and US$40 million *(2003: US$74 million)* which were secured against Jardine Cycle & Carriage's assets.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

23 Provisions

	Motor vehicle warranties US$m	Closure cost provisions US$m	Obligations under onerous leases US$m	Others US$m	Total US$m
At 1st January 2004	20	12	21	24	77
Exchange differences	–	–	2	–	2
Additional provisions	8	9	11	7	35
Unused amounts reversed	–	(5)	(3)	(3)	(11)
Utilized	(11)	(6)	(8)	(4)	(29)
At 31st December 2004	**17**	**10**	**23**	**24**	**74**
Current	17	10	17	24	68
Non-current	–	–	6	–	6
	17	**10**	**23**	**24**	**74**

Motor vehicle warranties are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

Closure cost provisions are established when legal or constructive obligations arise on closure or disposal of businesses.

Provisions are made for obligations under onerous operating leases when the properties are not used by the Group and the net costs of exiting from the leases exceed the economic benefits expected to be received.

Other provisions comprise provisions in respect of indemnities on disposal of businesses, lease dilapidations and legal claims.

24 Other Non-current Liabilities

	2004 US$m	2003 US$m
Conversion option component of 4.75% Guaranteed Bonds	2	9
Interest rate swaps and caps, and forward foreign exchange contracts	27	10
Other creditors due after more than one year	4	8
	33	27

25 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2004			
By business:			
Jardine Pacific	19	498	(407)
Jardine Motors Group	34	576	(382)
Dairy Farm	155	1,384	(929)
Mandarin Oriental	36	1,187	(73)
Jardine Cycle & Carriage	48	807	(174)
	292	4,452	(1,965)
Corporate and other interests	7	5	(101)
	299	**4,457**	**(2,066)**
By geographical area:			
Australasia	2	21	(4)
Continental Europe	4	143	(7)
Hong Kong and Mainland China	84	1,440	(851)
North America	46	367	(70)
Northeast Asia	25	185	(119)
Southeast Asia	99	1,556	(603)
United Kingdom	32	740	(311)
	292	4,452	(1,965)
Corporate and other interests	7	5	(101)
	299	**4,457**	**(2,066)**
Segment assets/(liabilities)		4,457	(2,066)
Associates and joint ventures		4,059	–
Unallocated assets/(liabilities)		2,064	(3,129)
Total assets/(liabilities)		**10,580**	**(5,195)**

25 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2003			
By business:			
Jardine Pacific	21	628	(432)
Jardine Motors Group	49	478	(316)
Dairy Farm	253	1,307	(860)
Mandarin Oriental	165	1,012	(69)
Jardine Cycle & Carriage	10	1,087	(278)
	498	4,512	(1,955)
Corporate and other interests	–	(28)	(85)
	498	4,484	(2,040)
By geographical area:			
Australasia	3	72	(20)
Continental Europe	89	128	(7)
Hong Kong and Mainland China	56	1,392	(787)
North America	145	413	(114)
Northeast Asia	45	195	(108)
Southeast Asia	121	1,736	(665)
United Kingdom	39	576	(254)
	498	4,512	(1,955)
Corporate and other interests	–	(28)	(85)
	498	4,484	(2,040)
Segment assets/(liabilities)		4,484	(2,040)
Associates and joint ventures		2,744	–
Unallocated assets/(liabilities)		1,723	(2,994)
Total assets/(liabilities)		8,951	(5,034)

Capital expenditure comprises of additions of intangible assets, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, borrowings and the conversion option component of the Group's 4.75% Guaranteed Bonds.

26 Share Capital

	2004 US$m	2003 US$m
Authorized:		
1,000,000,000 shares of US¢25 each	**250**	250

	Ordinary shares in millions 2004	Ordinary shares in millions 2003	2004 US$m	2003 US$m
Issued and fully paid:				
At 1st January	**612**	628	**153**	157
Scrip issued in lieu of dividends	**2**	4	**1**	1
Issued under employee share option schemes	**1**	–	**–**	–
Repurchased and cancelled	**(17)**	(20)	**(4)**	(5)
At 31st December	**598**	612	**150**	153
Outstanding under employee share option schemes	**(5)**	(7)	**(2)**	(2)
	593	605	**148**	151

During the year, the Company repurchased 17 million *(2003: 15 million)* ordinary shares from the stock market at a cost of US$204 million *(2003: US$119 million)*, which was dealt with by charging US$4 million to share capital, US$14 million to share premium and US$186 million to revenue and other reserves *(2003: US$4 million, US$6 million and US$109 million respectively)*.

On 31st December 2003, the Company repurchased 5 million ordinary shares, representing options that had ceased to be exercisable, from the Trustee of the Senior Executive Share Incentive Schemes at the original consideration of US$33 million, which was dealt with by charging US$1 million to share capital and US$32 million to share premium.

27 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company. Under the Schemes ordinary shares are issued to the Trustee of the Schemes, Clare Investment and Trustee Company Limited, a wholly-owned subsidiary undertaking, which holds the ordinary shares until the options are exercised. Ordinary shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to ten years following the date of grant. Options vest in tranches over a period of up to five years.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary undertaking, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet *(refer note 26)* and the premium attached to them is netted off the share premium account *(refer note 28)*.

Movements for the year:

	2004			2003		
	Weighted average exercise price US$	Ordinary shares in millions	US$m	Weighted average exercise price US$	Ordinary shares in millions	US$m
At 1st January	**5.3**	**7**	**38**	5.6	14	77
Granted	**9.8**	**1**	**5**	5.8	–	3
Exercised	**5.4**	**(3)**	**(15)**	5.1	(2)	(9)
Repurchased and cancelled	**–**	**–**	**–**	6.0	(5)	(33)
At 31st December	**5.8**	**5**	**28**	5.3	7	38

The average share price during the year was US$12.3 *(2003: US$6.8)* per share.

Outstanding at 31st December:

Expiry date	Exercise price US$	Ordinary shares in millions 2004	2003
2004	3.2 – 10.1	**–**	0.8
2005	3.7 – 8.0	**0.1**	0.4
2006	7.2	**–**	0.1
2007	7.5 – 7.7	**0.4**	0.5
2008	2.0 – 4.5	**0.2**	0.3
2009	3.2 – 3.3	**0.5**	1.0
2010	3.7 – 5.0	**1.0**	1.6
2011	5.8 – 6.4	**1.2**	1.5
2012	5.8	**0.2**	0.2
2013	5.8	**0.4**	0.5
2014	9.8	**0.6**	–
Unallocated	3.7 – 10.1	**0.1**	–
		4.7	6.9

The fair value of options granted during the year determined using the Trinomial valuation model was US$1 million *(2003: US$1 million)*. The significant inputs into the model were share price of US$10.6 *(2003: US$5.8)* at the grant date, exercise price shown above, expected volatility based on the last three years of 22.4% *(2003: 28.9%)*, dividend yield of 4.0% *(2003: 4.0%)*, option life disclosed above, and annual risk-free interest rate of 4.0% *(2003: 3.7%)*. Options are assumed to be exercised at the end of the seventh year following the date of grant.

28 Share Premium and Capital Reserves

	Share premium US$m	Capital reserves US$m	Total US$m
2004			
At 1st January			
– as previously reported	38	–	38
– effect of adopting IFRS 2	–	1	1
– as restated	38	1	39
Capitalization arising on scrip issued in lieu of dividends	(1)	–	(1)
Employee share option schemes			–
– value of employee services	–	1	1
– shares issued to the Trustee	5	–	5
Repurchase of shares *(refer note 26)*	(14)	–	(14)
At 31st December	28	2	30
Outstanding under employee share option schemes	(26)	–	(26)
	2	2	4
2003			
At 1st January	73	–	73
Employee share option schemes			
– value of employee services	–	1	1
– shares issued to the Trustee	3	–	3
Repurchase of shares *(refer note 26)*	(38)	–	(38)
At 31st December	38	1	39
Outstanding under employee share option schemes	(36)	–	(36)
	2	1	3

Capital reserves represent value of employee services under the Group's employee share option schemes of which US$0.8 million *(2003: US$0.2 million)* relate to the Company's Senior Executive Share Incentive Schemes.

29 Revenue and Other Reserves

	Revenue reserves US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2004					
At 1st January					
– as previously reported	3,188	85	(10)	(64)	3,199
– effect of adopting IFRS 2	(1)	–	–	–	(1)
– change in accounting policy for defined benefit pension plans	(124)	–	–	(18)	(142)
– change in accounting policy for properties for sale	(10)	–	–	(1)	(11)
– adjustment in an associate *(refer note 11)*	10	–	–	1	11
– as restated	3,063	85	(10)	(82)	3,056
Effect of adopting IFRS 3	208	–	–	–	208
	3,271	85	(10)	(82)	3,264
Revaluation of properties					
– net revaluation surplus	–	33	–	–	33
– deferred tax	–	(12)	–	–	(12)
Revaluation of other investments					
– fair value gain	55	–	–	–	55
– transfer to profit and loss on disposals and impairment	121	–	–	–	121
Defined benefit pension plans					
– actuarial gain	27	–	–	–	27
– deferred tax	(5)	–	–	–	(5)
Net exchange translation differences					
– amount arising in year	–	–	–	(7)	(7)
– transfer to profit and loss on disposals	–	–	–	21	21
Cash flow hedges					
– fair value loss	–	–	(7)	–	(7)
– transfer to profit and loss	–	–	5	–	5
Profit attributable to shareholders	947	–	–	–	947
Dividends *(refer note 30)*	(120)	–	–	–	(120)
Scrip issued in lieu of dividends *(refer note 30)*	30	–	–	–	30
Repurchase of shares *(refer note 26)*	(186)	–	–	–	(186)
Change in attributable interests	(2)	–	–	–	(2)
Transfer	24	(26)	–	2	–
At 31st December	**4,162**	**80**	**(12)**	**(66)**	**4,164**
of which:					
Company	514	–	–	–	514
Associates and joint ventures	1,002	32	(5)	(25)	1,004

29 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003					
At 1st January					
– as previously reported	3,167	100	(24)	(133)	3,110
– change in accounting policy for defined benefit pension plans	(219)	–	–	(3)	(222)
– change in accounting policy for properties for sale	(6)	–	–	–	(6)
– as restated	2,942	100	(24)	(136)	2,882
Revaluation of properties					
– net revaluation deficit	–	(10)	–	–	(10)
– deferred tax	–	(1)	–	–	(1)
Revaluation of other investments					
– fair value gain	155	–	–	–	155
– transfer to profit and loss on disposals	(4)	–	–	–	(4)
Defined benefit pension plans					
– actuarial gain	88	–	–	–	88
– deferred tax	(7)	–	–	–	(7)
Net exchange translation differences					
– amount arising in year	–	–	–	45	45
– transfer to profit and loss on disposals	–	–	–	9	9
Cash flow hedges					
– fair value gain	–	–	7	–	7
– transfer to profit and loss	–	–	6	–	6
Profit attributable to shareholders	85	–	–	–	85
Dividends *(refer note 30)*	(110)	–	–	–	(110)
Scrip issued in lieu of dividends *(refer note 30)*	22	–	–	–	22
Capitalization arising on scrip issued in lieu of dividends	(1)	–	–	–	(1)
Repurchase of shares *(refer note 26)*	(109)	–	–	–	(109)
Change in attributable interests	(1)	–	–	–	(1)
Transfer	3	(4)	1	–	–
At 31st December	3,063	85	(10)	(82)	3,056
of which:					
Company	142	–	–	–	142
Associates and joint ventures	301	27	(5)	(8)	315

Revenue reserves include unrealized net surplus on revaluation of available-for-sale investments of US$114 million *(2003: net deficit of US$62 million)* and actuarial loss on defined benefit pension plans of US$116 million *(2003: US$138 million)*.

Property revaluation reserves are non-distributable in certain territories in which the Group operates.

30 Dividends

	2004 US$m	2003 US$m
Final dividend in respect of 2003 of US¢25.20 *(2002: US¢22.20)* per share	152	136
Interim dividend in respect of 2004 of US¢8.50 *(2003: US¢7.80)* per share	51	48
	203	184
Less Company's share of dividends paid on the shares held by subsidiary undertakings	(83)	(74)
	120	110
Shareholders elected to receive scrip in respect of the following:		
Final dividend in respect of previous year	22	16
Interim dividend in respect of current year	8	6
	30	22

A final dividend in respect of 2004 of US¢31.50 *(2003: US¢25.20)* per share amounting to a total of US$187 million *(2003: US$152 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$78 million *(2003: US$62 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

31 Own Shares Held

Own shares held represent the Company's share of the cost of 313 million *(2003: 313 million)* ordinary shares in the Company held by subsidiary undertakings and are deducted in arriving at shareholders' funds.

32 Minority Interests

	2004 US$m	2003 US$m
By business:		
Hongkong Land	**457**	308
Dairy Farm	**198**	121
Mandarin Oriental	**296**	239
Jardine Cycle & Carriage	**885**	769
Jardine Strategic	**82**	114
Other	**6**	11
	1,924	1,562
Less own shares held attributable to minority interests	**(178)**	(185)
	1,746	1,377
Movements for the year:		
At 1st January		
– as previously reported	**1,403**	1,463
– change in accounting policy for defined benefit pension plans	**3**	(15)
– change in accounting policy for properties for sale	**(29)**	(17)
– as restated	**1,377**	1,431
Effect of adopting IFRS 3	**41**	–
	1,418	1,431
Net exchange translation differences		
– amount arising in year	**(17)**	43
– disposal of businesses	**15**	4
New subsidiary undertakings	**–**	4
Attributable profits less dividends	**392**	(77)
Revaluation of properties		
– net revaluation surplus/(deficit)	**29**	(2)
– deferred tax	**(11)**	(2)
Defined benefit pension plans		
– actuarial gain	**7**	19
– deferred tax	**(1)**	(3)
Fair value adjustments	**–**	8
Fair value gain on financial instruments	**7**	18
Deferred tax on fair value gain on financial instruments	**1**	(1)
Fair value loss on financial instruments transferred to profit and loss	**3**	–
Capital contribution and change in attributable interests	**(97)**	(65)
At 31st December	**1,746**	1,377

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

33 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	2004 US$m	2003 US$m
By business:		
Jardine Pacific	17	29
Jardine Motors Group	12	11
Dairy Farm	90	104
Mandarin Oriental	32	18
Jardine Cycle & Carriage	10	12
Corporate and other interests	–	(2)
	161	172

(b) Other non-cash items	2004 US$m	2003 US$m
By nature:		
Profit on sale of subsidiary undertakings	(88)	(11)
Profit on sale of associates and joint ventures	(7)	(6)
Profit on sale of other investments	(6)	(8)
(Profit)/loss on sale of tangible assets	(1)	1
Profit on sale of leasehold land	(62)	–
Profit on sale of investment properties	(4)	(5)
Surplus on restructuring of Edaran Otomobil Nasional	(12)	–
Deficit on revaluation of investment and other properties	7	27
Impairment of other investments	135	–
Impairment of tangible assets	–	3
Reversal of write down in stocks and work in progress	(3)	–
Change in provisions	9	18
Fair value loss on financial instruments	–	7
Fair value (gain)/loss on conversion option component of Guaranteed Bonds	(7)	2
Realization of exchange losses on repatriation of capital from a foreign subsidiary undertaking	8	–
Realization of exchange losses on liquidation of a foreign subsidiary undertaking	21	–
Options granted under employee share option schemes	2	1
Scrip dividend from other investments	(1)	–
	(9)	29
By business:		
Jardine Pacific	(16)	(23)
Jardine Motors Group	(3)	(8)
Dairy Farm	(72)	8
Jardine Cycle & Carriage	10	40
Corporate and other interests	72	12
	(9)	29

33 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Decrease in working capital	**2004** US$m	2003 US$m
Decrease/(increase) in properties for sale	**150**	(50)
(Increase)/decrease in stocks and work in progress	**(32)**	53
(Increase)/decrease in debtors and prepayments	**(78)**	121
(Decrease)/increase in creditors and accruals	**(10)**	37
Decrease in pension obligations	**(3)**	(3)
	27	158

(d) Purchase of subsidiary undertakings	**2004** US$m	2003 US$m
Tangible assets	**3**	152
Leasehold land payments	**–**	6
Current assets	**7**	41
Current liabilities	**(3)**	(70)
Deferred tax liabilities	**–**	(1)
Minority interests	**1**	(4)
Fair value at acquisition	**8**	124
Goodwill attributable to subsidiary undertakings	**18**	64
Total consideration	**26**	188
Adjustment for deferred consideration and carrying value of associates and joint ventures	**–**	(33)
Cash and cash equivalents of subsidiary undertakings acquired	**–**	(7)
Net cash outflow	**26**	148
Payment of deferred consideration	**1**	2
Purchase of shares in Jardine Strategic	**50**	–
Purchase of shares in Dairy Farm	**40**	181
Purchase of shares in Mandarin Oriental	**–**	7
Purchase of shares in Jardine Cycle & Carriage	**52**	–
	169	338

Net cash outflow in 2004 of US$26 million included Jardine Motors Group's acquisition of dealerships in the United Kingdom of US$10 million and Dairy Farm's store acquisitions of US$16 million.

Net cash outflow in 2003 of US$148 million included Jardine Motors Group's acquisition of a BMW dealership in North London of US$27 million, Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million.

Revenue and operating loss since acquisition in respect of subsidiary undertakings acquired during the year amounted to US$87 million and US$1 million respectively. If the acquisitions had occurred on 1st January 2004, Group revenue and operating profit would have been US$9,033 million and US$483 million respectively.

(e) Purchase of associates and joint ventures included Jardine Strategic's increased interest in Hongkong Land of US$55 million *(2003: US$35 million)* and Jardine Cycle & Carriage's increased interest in Astra of US$319 million *(2003: US$135 million)*.

33 Notes to Consolidated Cash Flow Statement *(continued)*

(f) Sale of subsidiary undertakings	2004 US$m	2003 US$m
Intangible assets	–	2
Tangible assets	76	41
Leasehold land payments	1	–
Deferred tax assets	3	–
Pension assets	–	3
Current assets	139	190
Current liabilities	(66)	(115)
Long-term borrowings	(2)	(8)
Deferred tax liabilities	(6)	–
Pension liabilities	(2)	–
Minority interests	(4)	–
Net assets disposed of	139	113
Adjustment for carrying value of other investments	–	(20)
Cumulative exchange translation differences	5	10
Profit on disposal	88	11
Sale proceeds	232	114
Adjustment for deferred consideration	4	(8)
Tax paid on disposals	(23)	–
Cash and cash equivalents of subsidiary undertakings disposed of	(3)	(6)
Net cash inflow	210	100

Net cash inflow in 2004 of US$210 million included Jardine Pacific's sale of its Caterpillar dealerships in Hawaii and Taiwan of US$49 million and Hawaiian restaurant operations of US$37 million, and its interest in United Terminal of US$13 million, Jardine Motors Group's sale of its United States motor operations of US$40 million, Dairy Farm's sale of Hong Kong Ice and Cold Storage of US$20 million and Jardine Cycle & Carriage's sale of its New Zealand motor operations of US$48 million.

Net cash inflow in 2003 of US$100 million included Jardine Motors Group's sale of its Hawaii motor operations of US$56 million and dealerships in the United Kingdom of US$25 million.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$329 million and US$21 million respectively.

(g) Sale of associates and joint ventures in 2004 included Jardine Motors Group's sale of its interest in Polar Motor Group of US$30 million, a repayment of shareholders' loan from Mandarin Oriental, Kuala Lumpur of US$7 million and Jardine Cycle & Carriage's sale of its remaining Australian motor operations of US$6 million. Sale of associates and joint ventures in 2003 included Jardine Pacific's sale of its interest in UMF Singapore and PT Jakarta Land of US$9 million and US$18 million respectively, and a repayment of shareholders' loan from Mandarin Oriental, Macau of US$6 million.

(h) Sale of other investments in 2004 included Mandarin Oriental's corporate investments of US$13 million, Jardine Strategic's interest in Hap Seng Consolidated of US$20 million and other corporate investments of US$24 million. Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

(i) Analysis of balances of cash and cash equivalents	2004 US$m	2003 US$m
Bank balances and other liquid funds *(refer note 19)*	1,300	955
Bank overdrafts *(refer note 22)*	(37)	(15)
	1,263	940

34 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair value of the conversion option component of the 4.75% Guaranteed Bonds is valued by reference to its credit spread, and the share price and volatility of the underlying J.P. Morgan Chase shares.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

34 Financial Instruments *(continued)*
Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2004		2003	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– forward foreign exchange contracts	1	2	2	–
– interest rate swaps and caps	–	11	1	11
	1	13	3	11
Economic hedges of net investments in foreign entities				
– forward foreign exchange contracts	–	19	–	6

Forward foreign exchange contracts
The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2004 were US$995 million *(2003: US$985 million)*.

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following three years.

Interest rate swaps and caps
The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2004 were US$726 million *(2003: US$635 million)*.

The due dates of interest rate swaps and caps at 31st December were as follows:

	2004 US$m	2003 US$m
Within one year	250	101
Between one and five years	426	424
Beyond five years	50	110
	726	635

At 31st December 2004, the fixed interest rates relating to interest rate swaps vary from 1.2% to 6.9% *(2003: 1.1% to 6.9%)*.

35 Commitments

	2004 US$m	2003 US$m
Capital commitments:		
Authorized not contracted	**169**	70
Contracted not provided	**28**	35
	197	105
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	**310**	300
– due between one and five years	**442**	485
– due beyond five years	**552**	585
	1,304	1,370

Total future sublease payments receivable relating to the above operating leases amounted to US$42 million *(2003: US$18 million)*.

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

36 Contingent Liabilities

	2004 US$m	2003 US$m
Guarantees in respect of facilities made available to associates and joint ventures	**79**	70

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

37 Related Party Transactions

In the normal course of business the Group undertakes a wide variety of transactions with certain of its associates and joint ventures. The more significant of such transactions are described below.

The Group rents property from Hongkong Land. The gross annual rentals paid by the Group in 2004 to Hongkong Land were US$2 million *(2003: US$3 million)*. The Group provided property services to Hongkong Land in 2004 in aggregate amounting to US$17 million *(2003: US$20 million)*.

The Group uses Jardine Lloyd Thompson to place certain of its insurance. Brokerage fees and commissions, net of rebates, paid by the Group in 2004 to Jardine Lloyd Thompson were US$4 million *(2003: US$4 million)*.

In September 2003, Jardine Pacific disposed of its 25% interest in PT Jakarta Land to Hongkong Land for a consideration of US$18 million.

Amounts of outstanding balances with associates and joint ventures are included in associates and joint ventures, debtors and prepayments, and creditors and accruals, as appropriate *(refer notes 11, 18 and 21)*.

Details of Directors' remuneration (being the key management personnel compensation) are shown on page 82 under the heading of Directors' Appointment, Retirement, Remuneration and Service Contracts.

38 Post Balance Sheet Events

(a) In December 2004, Dairy Farm announced a tender offer for all the shares of its Indonesian associate, PT Hero Supermarket, that are not owned by Dairy Farm. The tender offer, which closed on 20th January 2005, resulted in Dairy Farm increasing its interest in PT Hero Supermarket from 12.2% to 32.6% at a total cost of approximately US$21 million. Dairy Farm already holds bonds which are currently exchangeable for a further 24.6% shareholding in the company.

(b) In January 2005, Mandarin Oriental announced that it had exercised a put option to require its partner to purchase its 40% interest in Kahala Mandarin Oriental, Hawaii for US$94 million, which includes the repayment of a US$10 million partnership debt owed to the group.

(c) On 23rd February 2005, US$75 million of Mandarin Oriental's 6.75% Convertible Bonds, including US$61 million held by Jardine Strategic, were converted into 111 million ordinary shares of the company.

39 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2004 US$m	2003 US$m
Subsidiary undertakings	**699**	338
Net current liabilities	**(6)**	(5)
Net operating assets	**693**	333
Share capital *(refer note 26)*	**150**	153
Share premium and capital reserves *(refer note 28)*	**29**	38
Revenue and other reserves *(refer note 29)*	**514**	142
Shareholders' funds	**693**	333

Subsidiary undertakings are shown at cost less amounts provided.

40 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2004 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities			Attributable interests 2004 %	2003 %	Nature of business
Dairy Farm International Holdings Ltd	Bermuda	USD	74,806,062	ordinary	**62**	61	Supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD	229,522,629	ordinary	**34**	33	Property development & investment and leasing & management
		USD	600,000,000	bonds due 2011	**–**	–	
		USD	500,000,000	bonds due 2014	**–**	–	
Jardine Cycle & Carriage Ltd	Singapore	SGD	333,591,874	ordinary	**47**	42	A 48% interest in PT Astra International Tbk; motor trading; and property development
Jardine Lloyd Thompson Group plc*	England	GBP	10,099,903	ordinary	**32**	32	Insurance broking
Jardine Matheson Ltd	Bermuda	USD	12,000	ordinary	**100**	100	Group management
Jardine Motors Group Holdings Ltd	Bermuda	USD	8,947,702	ordinary	**100**	100	Motor trading
Jardine Pacific Holdings Ltd	Bermuda	USD	62,500,000	ordinary	**100**	100	Marketing & distribution, engineering & construction, aviation & shipping services and property & financial services
Jardine Strategic Holdings Ltd	Bermuda	USD	52,278,025	ordinary	**79**	79	Holding
		USD	300,000,000	guaranteed bonds due 2011	**–**	–	
Mandarin Oriental International Ltd	Bermuda	USD	43,904,576	ordinary	**59**	58	Hotel management & ownership
		USD	75,695,000	convertible bonds due 2005	**64**	63	
Matheson & Co., Ltd	England	GBP	20,000,000	ordinary	**100**	100	Holding and management

*Associates. All other companies are subsidiary undertakings.

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

The financial statements of Astra, Hongkong Land and Jardine Lloyd Thompson can be accessed through the internet at the companies' respective websites.

Independent Auditors' Report

To the members of Jardine Matheson Holdings Limited

We have audited the accompanying consolidated balance sheet of Jardine Matheson Holdings Limited and its subsidiaries ('the Group') as at 31st December 2004, and the related consolidated profit and loss account, cash flows, statement of recognized income and expense and related notes for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group as at 31st December 2004, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

PricewaterhouseCoopers LLP
London
United Kingdom

1st March 2005

Five Year Summary

Consolidated Profit and Loss Account

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Revenue	**8,970**	8,390	7,398	9,413	10,362
Profit/(loss) before tax	**1,483**	251	307	(34)	1,564
Tax	**(100)**	(62)	(34)	(40)	(34)
Profit/(loss) for the year	**1,383**	189	273	(74)	1,530
Profit/(loss) attributable to shareholders	**947**	85	111	(25)	1,362
Profit/(loss) attributable to minority interests	**436**	104	162	(49)	168
	1,383	189	273	(74)	1,530
Underlying profit attributable to shareholders	**394**	305	242	171	161
Earnings/(loss) per share (US¢)	**269.45**	23.19	29.45	(6.38)	245.94
Underlying earnings per share (US¢)	**112.20**	83.08	64.50	44.17	29.06
Dividends per share (US¢)	**40.00**	33.00	30.00	26.50	26.50

Consolidated Balance Sheet

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Intangible assets	**377**	151	54	52	84
Tangible assets	**1,423**	1,521	1,375	1,359	1,587
Investment properties	**153**	359	411	163	177
Leasehold land payments	**476**	484	467	422	410
Associates and joint ventures	**4,059**	2,744	2,679	2,835	3,115
Other investments	**688**	696	509	868	976
Other non-current assets	**195**	171	74	97	171
Net current assets	**747**	532	830	254	590
Long-term borrowings	**(2,382)**	(2,408)	(2,282)	(2,136)	(2,742)
Other non-current liabilities	**(351)**	(333)	(321)	(235)	(280)
Net operating assets	**5,385**	3,917	3,796	3,679	4,088
Shareholders' funds	**3,639**	2,540	2,366	2,604	2,960
Minority interests	**1,746**	1,377	1,430	1,075	1,128
Total equity	**5,385**	3,917	3,796	3,679	4,088
Adjusted net asset value per share* (US$)	**11.08**	7.32	6.65	7.16	7.90

Consolidated Cash Flow Statement

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Cash flows from operating activities	**730**	675	594	357	431
Cash flows from investing activities	**(159)**	(541)	(64)	(124)	(622)
Net cash flow before financing	**571**	134	530	233	(191)
Cash flow per share from operating activities (US¢)	**207.82**	184.15	158.19	92.35	77.76

Figures prior to 2004 have been restated to reflect changes in accounting policies for defined benefit pension plans and properties for sale. Figures for 2003 have also been restated to reflect the change in accounting policy for share-based payments.

Until 31st December 2003, goodwill was amortized on a straight line basis and negative goodwill was reported under intangible assets or included within associates and joint ventures, as appropriate. Prior to 2001, other investments were stated at cost less amounts provided.

*Adjusted to take into account the market value of all of the Group's leasehold interests.

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards ('IFRS'), must give a true and fair view of the state of affairs of the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that the applicable IFRS have been followed.

Code of Conduct

The Group conducts business in a professional, ethical and even-handed manner. Its ethical standards are clearly set out in its Code of Conduct, an important set of guidelines to which every employee must adhere. This Code requires that all Group companies comply with all laws of general application, all rules and regulations that are industry specific and proper standards of business conduct. It also requires that all managers must be fully aware of their obligations under the Code of Conduct and establish procedures to ensure compliance at all levels within their organizations. These requirements are reinforced and monitored by an annual compliance certification process.

Internal Controls and Accountability

The Board is responsible for maintaining proper accounting records and a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help safeguard its assets against fraud and other irregularities and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Audit Committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from the internal audit function, which is outside the operating businesses and reports directly to the Audit Committee. The Audit Committee reviews the operation and effectiveness of the Group's internal controls and procedures. The Company's executive Directors and representatives of the internal and external auditors attend the Audit Committee meetings by invitation.

The Board has in place an organizational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; for the assessment of risk; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control throughout the Group: these systems are monitored by a series of audit committees which operate in each major business unit across the Group and the internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee and, if appropriate, to the Audit Committee of the Company.

The systems of internal control include:

- An ongoing process to identify and evaluate business risks faced by the Group and to monitor such risks.
- The use of internal controls self assessment questionnaires by the management of the major business units within the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Agreed treasury policies including those for exposures to both currency and interests rates, and procedures for monitoring thereof.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors. The external auditors also have access to the full Board, in addition to the Managing Director and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Share Interests

The Directors of the Company as at 1st April 2005, being the date of this Report, had the interests set out below in the ordinary share capitals of the Company and its subsidiaries at 31st December 2004. These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Dairy Farm	Mandarin Oriental
Henry Keswick	11,412,758# 55,366*	–	–	–
Percy Weatherall	32,765,173# 227,072*	78,750	579,981	–
Brian Keelan	40,768	250,000	163,800	115,000
Simon Keswick	9,249,822# 2,722,552*	7,181 19,661*	66,087	19,858
R.C. Kwok	75,817	72,015	94,424	45,898
C.G.R. Leach	911,298	52,962	–	–
A.J.L. Nightingale	916,678 5,210*	16,875	24,375 9,808*	–

**Non-beneficial.*
#Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Percy Weatherall and Simon Keswick each has a discloseable interest.

In addition:
(a) At 31st December 2004, Percy Weatherall, Brian Keelan and A.J.L. Nightingale held options in respect of 270,000, 850,000 and 80,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(b) The Directors are discretionary objects under a trust created in 1947 (the '1947 Trust'). The Trustees of the 1947 Trust held 35,915,991 ordinary shares in the Company representing 6.01% of the Company's issued share capital at 31st December 2004. Under the terms of the 1947 Trust its income may be distributed to senior executive officers and employees of the Company and its wholly-owned subsidiaries. Directors who are within the category of 'senior executive officers and employees' are therefore deemed to be interested in the shares owned by the 1947 Trust.

(c) At 31st December 2004, A.J.L. Nightingale had a beneficial interest in 25,000 ordinary shares in Jardine Davies and 15,000 ordinary shares in Cycle & Carriage Bintang.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 14th March 2005.

Directors' Appointment, Retirement, Remuneration and Service Contracts

On 31st March 2005, Norman Lyle retired from the Board. In accordance with Bye-Law 84, Simon Keswick and Dr Richard Lee retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one year or more or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2004, the Directors received from the Group US$7.5 million *(2003: US$8.1 million)* in employee benefits, being US$6.9 million *(2003: US$7.7 million)* in short-term employee benefits including salary, bonuses, accommodation and deemed benefits in kind and US$0.6 million *(2003: US$0.4 million)* in post-employment benefits. The 1947 Trust also made distributions to the Directors amounting to US$11.9 million *(2003: US$10.8 million)*. The information set out in this paragraph forms part of the audited financial statements.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company that Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 317,552,092 ordinary shares representing 53.11% of the Company's current issued ordinary share capital. Apart from these shareholdings and the shareholdings of the 1947 Trust and of Percy Weatherall disclosed above, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 14th March 2005.

The Bermuda Takeover Code provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 6th May 2004, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases by the Company or its subsidiaries of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

During the year the Company repurchased and cancelled 17,318,198 ordinary shares for an aggregate total cost of US$203.9 million. The ordinary shares, which were repurchased in the market, represented 2.83% of the Company's issued ordinary share capital.

Arrangements under which Shareholders have agreed to Waive Dividends

The Trustee of the Company's Senior Executive Share Incentive Schemes has waived the interim dividend and has undertaken to waive the recommended final dividend for 2004 in respect of the ordinary shares in which it is interested.

Related Party Transactions

During the course of the year, the Company did not enter into any transactions to which the UK Listing Authority related party transaction rules apply.

Annual and Special General Meetings

The full text of the resolutions and explanatory notes in respect of the 2005 Annual General Meeting to be held on 5th May 2005 are contained in the Notice of Meeting which accompanies this Report.

A Special General Meeting is being convened to be held immediately after the Annual General Meeting on 5th May 2005 to consider amendments to and the adoption of a new employee share option plan under the Jardine Matheson Employee Share Purchase Trust (1995) as share options may no longer be granted under the existing employee share option plans after 6th June 2005. Details are contained in the Notice of Meeting which accompanies this Report.

Shareholder Information

Financial Calendar

2004 full-year results announced	1st March 2005
Share registers closed	21st to 24th March 2005
2004 final dividend scrip election period closes	22nd April 2005
Annual General Meeting to be held	5th May 2005
2004 final dividend payable	11th May 2005
2005 half-year results to be announced	27th July 2005*
Share registers to be closed	22nd to 26th August 2005*
2005 interim dividend scrip election period closes	22nd September 2005*
2005 interim dividend payable	12th October 2005*

**Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 22nd April 2005. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 27th April 2005. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars. Shareholders, including those who hold their shares through CDP, may also elect to receive a scrip alternative to their dividends.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Group Offices

Jardine Matheson Ltd

48th Floor, Jardine House
G.P.O. Box 70
Hong Kong

Telephone (852) 2843 8288
Facsimile (852) 2845 9005
Email jml@jardines.com
Website www.jardines.com

Directors
Percy Weatherall, Chairman
Jonathan Gould
Brian Keelan
Adam Keswick
Ben Keswick
R.C. Kwok, JP
A.J.L. Nightingale
Y.K. Pang
James Riley

Group Corporate Secretary
N.M. McNamara

Matheson & Co., Ltd

3 Lombard Street
London EC3V 9AQ
United Kingdom

Telephone (44 20) 7816 8100
Facsimile (44 20) 7623 5024
Email rleach@matheson.co.uk
Website www.matheson.co.uk
C.G.R. Leach

Jardine Pacific Ltd

25th Floor, Devon House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Telephone (852) 2579 2888
Facsimile (852) 2856 9863
Email jpl@jardines.com
Ben Keswick

Jardine Motors Group Ltd

31st Floor, The Lee Gardens
33 Hysan Avenue
G.P.O. Box 209
Hong Kong

Telephone (852) 2895 7218
Facsimile (852) 2894 9956
Email jmg@jardines.com
Y.K. Pang

Jardine Lloyd Thompson Group plc

6 Crutched Friars
London EC3N 2PH
United Kingdom

Telephone (44 20) 7528 4444
Facsimile (44 20) 7528 4500
Email info@jltgroup.com
Website www.jltgroup.com
Ken Carter

Hongkong Land Ltd

8th Floor
One Exchange Square
Hong Kong

Telephone (852) 2842 8428
Facsimile (852) 2845 9226
Email gpobox@hkland.com
Website www.hkland.com
Nicholas Sallnow-Smith

Dairy Farm Management Services Ltd

7th Floor, Devon House
Taikoo Place
979 King's Road
G.P.O. Box 286
Hong Kong

Telephone (852) 2299 1888
Facsimile (852) 2299 4888
Email groupcomm@dairy-farm.com.hk
Website www.dairyfarmgroup.com
Ronald J. Floto

Mandarin Oriental Hotel Group International Ltd

7th Floor
281 Gloucester Road
Causeway Bay
Hong Kong

Telephone (852) 2895 9288
Facsimile (852) 2837 3500
Email enquiries@mohg.com
Website www.mandarinoriental.com
Edouard Ettedgui

Jardine Cycle & Carriage Ltd

239 Alexandra Road
Singapore 159930

Telephone (65) 6473 3122
Facsimile (65) 6475 7088
Email corporate.affairs@jcclgroup.com
Website www.jcclgroup.com
Adam Keswick

Jardine Matheson Group Addresses

Bermuda Jardine Matheson International Services Ltd	4th Floor, Jardine House 33-35 Reid Street P.O. Box HM 1068 Hamilton HM EX	Telephone Facsimile	(1 441) 292 0515 (1 441) 292 4072 C.H. Wilken
Hong Kong SAR Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile	(852) 2843 8288 (852) 2845 9005 Percy Weatherall
Indonesia Jardine Matheson Ltd (Representative Office)	Level 16, World Trade Centre Jalan Jendral Sudirman Kav. 29-31 Jakarta 12920	Telephone Facsimile	(62 21) 522 8981 (62 21) 522 8983 Leonard van Hien
Mainland China Jardine Matheson (China) Ltd (Liaison Office)	Rm 528, 5/F, China World Tower 1 China World Trade Centre No.1 Jianguomenwai Avenue Chaoyang District, Beijing 100004	Telephone Facsimile	(8610) 6505 2801 (8610) 6505 2805 Adam C.N. Williams
Malaysia Jardine Matheson (Malaysia) Sdn Bhd	Tingkat 4, Bangunan Setia 1 15, Lorong Dungun Bukit Damansara 50490 Kuala Lumpur	Telephone Facsimile	(603) 2094 2168 (603) 2092 2168 Dato' Khalid bin Haji Ismail
Netherlands Jardine Matheson Europe B.V.	Diepenbrockstraat 19 1077 VX Amsterdam	Telephone Facsimile	(31 20) 470 0258 (31 20) 470 0323 James Reid
Philippines Jardine Davies Inc	Jardine Davies Building 222 Sen.Gil J.Puyat Avenue Makati City 1200, P.O. Box 1757, MCPO	Telephone Facsimile	(632) 815 4483 (632) 812 5271 A.B. Colayco
Singapore Jardine Matheson (Singapore) Ltd	239 Alexandra Road, 3rd Floor Singapore 159930	Telephone Facsimile	(65) 6470 8699 (65) 6323 0694 Y.C. Boon
Taiwan Jardine, Matheson & Co., Ltd	14th Floor, World Trade Building 50 Hsin Sheng South Road Section 1, Taipei 10059	Telephone Facsimile	(8862) 2393 1177 (8862) 2394 5625 Liang Chang
Thailand Jardine Matheson (Thailand) Ltd	21st Floor, Times Square Building 246 Sukhumvit Road, Klong Toey Bangkok 10110	Telephone Facsimile	(662) 254 0675 (662) 254 0671 Philip Smiley
United Kingdom Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ	Telephone Facsimile	(44 20) 7816 8100 (44 20) 7623 5024 C.G.R. Leach
Vietnam Jardine Matheson Ltd	8th Floor, Jardine House 58 Dong Khoi Street District 1, Ho Chi Minh City	Telephone Facsimile	(848) 8222 340 (848) 8230 030 Simon Craig/Nguyen Thi Theu

www.jardines.com